MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL POSITION AND RESULTS OF OPERATIONS
Year Ended December 31, 2022

IAMGOLD CORPORATION	1
Annual Management's Discussion and Analysis - December 31, 2022

INTRODUCTION

The following Management's Discussion and Analysis ("MD&A") of IAMGOLD Corporation ("IAMGOLD" or the "Company"), dated February 16, 2023, should be read in conjunction with IAMGOLD's audited annual consolidated financial statements and related notes as at and for the fiscal year ended December 31, 2022. All figures in this MD&A are in U.S. dollars and tabular dollar amounts are in millions, unless stated otherwise. Additional information on IAMGOLD can be found at www.iamgold.com. However, the information on the website is not in any way incorporated in or made a part of this MD&A.

ABOUT IAMGOLD

IAMGOLD is an intermediate gold producer and developer based in Canada with two operating mines: Essakane (Burkina Faso) and Westwood (Canada) and is building the large-scale, long life Côté Gold project ("Côté Gold") (Canada) which is expected to start production in the beginning of 2024 (referred to as continuing operations). The Company has an established portfolio of early stage and advanced exploration projects within high potential mining districts in the Americas.

On January 31, 2023, IAMGOLD completed the sale of its interests in Rosebel (see below). Rosebel is reported as assets held for sale as a discontinued operation in the financial statements and the MD&A. On December 20, 2022, the company entered into a definitive agreement to sell its interests in the West Africa development and exploration assets. The assets are reported as assets held for sale in the financial statements and MD&A.

IAMGOLD employs approximately 3,300 people in its continuing operations and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance ("ESG") practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the JSI index1.

HIGHLIGHTS

Results from all operations

• Attributable gold production was 185,000 ounces in the fourth quarter and 713,000 ounces for the year, above the top end of revised production guidance of 650,000 to 705,000 ounces, as a result of continued strong performance from Essakane and a strong fourth quarter from Rosebel.

• Cost of sales per ounce sold in the fourth quarter was $1,130, cash cost2 per ounce sold was $1,173 and all-in sustaining cost2 ("AISC") per ounce sold was $1,672. Cash cost per ounce sold of $1,109 for the year was within the bottom end of the revised guidance range of $1,100 to $1,130 per ounce sold and AISC per ounce sold of $1,581 for 2022 was below the bottom end of the revised range of $1,600 to $1,650 per ounce sold.

• Fourth quarter gold sales were 183,000 ounces on an attributable basis at an average realized gold price of $1,670 per ounce. Annual gold sales were 721,000 ounces on an attributable basis at an average realized gold price of $1,741 per ounce.

Results from continuing operations (excluding Rosebel)

• Attributable gold production was 116,000 ounces in the fourth quarter and 499,000 ounces for the year as a result of continued strong performance from Essakane.

• Cost of sales per ounce sold in the fourth quarter was $1,157, cash cost per ounce sold was $1,226 and AISC per ounce sold was $1,741. Cost of sales per ounce sold for the year was $1,041, cash cost per ounce sold was $1,052 and AISC per ounce sold was $1,508.

Côté Gold

• On December 19, 2022, the Company announced that it had entered into an agreement with Sumitomo Metal Mining Co., Ltd. and SMM Gold Cote Inc. ("Sumitomo" or "SMM") to amend the Côté Gold Joint Venture Agreement ("Amended JVA"). Commencing in January 2023, Sumitomo will contribute certain of the Company's funding amounts to the Côté Gold Project that in aggregate are expected to total approximately $340 million over the course of 2023. As a result of Sumitomo funding such amounts, the Company will progressively transfer, in aggregate, an approximate 10% interest in Côté to SMM (the "Transferred Interests") as funding is made by SMM, subject to the right for the Company to repurchase the Transferred Interests at one of seven future dates pursuant to the terms of the Amended JVA, to return to its full 70% interest in the Côté Gold Project. Subsequent to December 31, 2022, SMM funded $126.4 million under the funding arrangement, resulting in the Company's interest in the Côté Gold project being diluted by 5.0%3 to 65.0%.

• As of December 31, 2022, the Côté Gold project was estimated to be approximately 73% complete.

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1. Jantzi Social Index ("JSI"). The JSI is a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60. It consists of companies which meet a set of broadly based environmental, social and governance rating criteria.

2. This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".

3. As calculated by the Company.

IAMGOLD CORPORATION	2
Annual Management's Discussion and Analysis - December 31, 2022

• The Company incurred $185.6 million in attributable construction costs at Côté in the fourth quarter and $631.9 million for 2022. Since commencement of construction IAMGOLD has incurred approximately $1.2 billion in attributable construction costs. The estimated attributable cost to complete the construction, on an incurred basis, and the Company's attributable funding requirement for 2023 is $800 to $875 million, assuming a USDCAD rate of 1.32. Sumitomo is expected to fund approximately $340 million of the 2023 funding requirement as per the Amended JVA, requiring IAMGOLD to fund $460 to $535 million during 2023. See "Côté Gold Project".

• On February 2, 2023, the Company announced additional assay results from its ongoing diamond drilling program at the Gosselin zone, supporting the anticipated expansion potential at Gosselin, specifically south of and below the interpreted resource boundaries of the deposit model.

Outlook

• Attributable gold production for 2023, excluding Rosebel, is expected to be in the range of 410,000 to 470,000 ounces, with Essakane attributable gold production expected to be in the range of 340,000 to 380,000 ounces and Westwood gold production is expected to be in the range of 70,000 to 90,000 ounces.

• Cash costs are expected to be between $1,125 and $1,175 per ounce sold, and AISC per ounce sold is expected to be in the range of $1,625 to $1,700 per ounce sold. The estimate includes assumptions related to the escalated pricing levels of certain consumables as experienced during the second half of 2022. Cash costs and AISC per ounce sold in the first half of 2023 are expected to be at or above the high end of the annual guidance range due to lower gold production and sales volumes, in addition to higher waste stripping in accordance with the mine plans, as compared to the second half of the year.

Financial results from continuing operations

• Revenues from continuing operations of $207.2 million in the fourth quarter from sales of 126,000 ounces (115,000 ounces on an attributable basis) at an average realized gold price of $1,639 per ounce and 958.8 million for the year from sales of 555,000 ounces (506,000 ounces on an attributable basis) at an average realized gold price of $1,721 per ounce.

• Net earnings (loss) and adjusted net loss per share attributable to equity holders1 of $(0.01) and $(0.02) for the fourth quarter, respectively and net earnings (loss) and adjusted net earnings (loss) per share attributable to equity holders2 of $(0.12) and $(0.07) for the year ended December 31, 2022, respectively.

• Net cash from operating activities was $12.3 million for the fourth quarter and $257.6 million for the year. Net cash from operating activities, before movements in non-cash working capital and non-current ore stockpiles, was $36.2 million for the fourth quarter and $298.2 million for the year.

• Earnings before interest, income taxes, depreciation and amortization ("EBITDA")1 from continuing operations was $57.8 million during the fourth quarter and $292.3 million for the year and adjusted EBITDA1 was $38.9 million for the fourth quarter and $313.4 million for the year.

• Mine-site free cash flow1 from continuing $167.2 million for the year. Mine-site free $187.6 million for the year. operations was negative $21.9 million for the fourth quarter and positive cash flow from all operations was $0.2 million for the fourth quarter and

• Cash and cash equivalents held by continuing operations of $407.8 million and liquidity1 of $434.4 million at December 31, 2022. Cash and cash equivalents of $40.8 million was held by discontinued operations and assets held for sale at December 31, 2022.

Corporate

• On January 31, 2023 the Company completed the sale of its interests in the Rosebel mine to Zijin Mining Group Co. Ltd. that was announced on October 18, 2022. The transaction closed on January 31, 2023 and the Company received net proceeds of $371.5 million, consisting of sale proceeds of $360.0 million, plus $15.0 million of cash held by Rosebel on January 31, 2023, less a preliminary working capital adjustment of $3.5 million. The Company is due to receive approximately $24.8 million by March 31, 2023 consisting of the balance of the cash held by Rosebel on January 31, 2023, subject to final working capital adjustments. A pre-tax non-cash impairment charge of $110.1 million ($70.5 million after tax) for the year ended December 31, 2022, was recorded to align the carrying value of the Rosebel cash generating unit with the purchase price.

• On December 20, 2022, the Company announced it had entered into definitive agreements with Managem, S.A (CAS:MNG) ("Managem") to sell, for aggregate consideration of approximately $282 million, the Company's interests in its exploration and development projects in Senegal, Mali and Guinea ("Bambouk assets"). See "West Africa - Bambouk".

• The Company believes the aggregate proceeds from the sale of its interest in the Rosebel mine, the anticipated proceeds from the sale of the Bambouk assets and funds to be provided by Sumitomo under the Amended JVA, meet the estimated remaining funding requirements for the completion of construction at the Côté Gold Project based on the current schedule and estimate. The Company is continuing to pursue various alternatives to further increase liquidity and capital resources. See "Liquidity and Capital Resources - Liquidity Outlook".

__________________________

1. This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".

IAMGOLD CORPORATION	3
Annual Management's Discussion and Analysis - December 31, 2022

OPERATING AND FINANCIAL RESULTS

For more details and the Company's overall outlook for 2023, see "Outlook", and for individual mines and projects performance, see "Quarterly Updates". The following table summarizes certain operating and financial results for the three months ended December 31, 2022 (Q4 2022) and December 31, 2021 (Q4 2021) and the years ended December 31 for 2022, 2021 and 2020 and certain measures of the Company's financial position as at December 31, 2022, December 31, 2021, and December 31, 2020.

	Q4 2022	Q4 2021	2022	2021	2020[3]
Key Operating Statistics
Gold production - attributable (000s oz)
- Essakane	98	98	432	412	364
- Westwood	18	13	67	35	79
Total from continuing operations	116	111	499	447	443
- Rosebel	69	42	214	154	210
Total gold production - attributable (000s oz)	185	153	713	601	653
Gold sales - attributable (000s oz)
- Essakane	97	93	440	408	359
- Westwood	18	12	66	34	81
Total from continuing operations	115	105	506	442	440
- Rosebel	68	47	215	148	206
Total gold sales - attributable (000s oz)	183	152	721	590	646
Cost of sales[1] ($/oz sold) - attributable
- Essakane	$958	$1,333	$882	$1,042	$1,023
- Westwood	2,230	2,335	2,093	2,252	1,175
Total from continuing operations	$1,157	$1,451	$1,041	$1,135
- Rosebel	1,085	1,922	1,269	1,674	1,068
Total cost of sales[1] ($/oz sold) - attributable	$1,130	$1,597	$1,109	$1,270	$1,057
Cash costs[2] ($/oz sold) - attributable
- Essakane	$1,043	$912	$899	$945	$1,007
- Westwood	2,210	2,325	2,068	2,240	1,130
Total from continuing operations	$1,226	$1,079	$1,052	$1,045
- Rosebel	1,083	1,514	1,243	1,545	1,056
Total cash costs[2] ($/oz sold) - attributable	$1,173	$1,213	$1,109	$1,170	$1,038
AISC[2] ($/oz sold) - attributable
- Essakane	$1,456	$1,150	$1,234	$1,074	$1,098
- Westwood	2,639	2,775	2,568	2,600	1,286
Total from continuing operations	$1,741	$1,410	$1,508	$1,281
- Rosebel	1,554	1,824	1,753	1,859	1,224
Total AISC[2] ($/oz sold) - attributable	$1,672	$1,537	$1,581	$1,426	$1,232
Average realized gold price ($/oz)
- Continued operations	$1,639	$1,794	$1,721	$1,793
- Discontinued operations	1,725	1,795	1,793	1,777
Total average realized gold price ($/oz)	$1,670	$1,794	$1,741	$1,790	$1,778
Gold margin ($/oz) from continuing operations	$413	$715	$669	$748	$740

1. Throughout this MD&A, cost of sales, excluding depreciation, is disclosed in the cost of sales note in the consolidated financial statements.

2. Refer to the "Non-GAAP Financial Measures" disclosure at the end of this MD&A for a description and calculation of these measures.

3. The 2020 financial results have not been restated and include Rosebel.

IAMGOLD CORPORATION	4
Annual Management's Discussion and Analysis - December 31, 2022

	Q4 2022	Q4 2021	2022	2021	2020[4]
Financial Results
($ millions from continuing operations, except where noted and for 2020)

Revenues	$207.2	206.4	958.8	875.5	1,241.7
Gross profit	$20.0	(42.7)	147.9	62.2	250.3
EBITDA[1]	$105.4	(193.4)	300.4	27.1	380.3
- Continuing operations	$57.8	16.7	292.3	216.6
- Discontinued operations	$47.6	(210.1)	8.1	(189.5)
Adjusted EBITDA[1]	$83.6	90.0	434.0	355.7	450.4
- Continuing operations	$38.9	74.3	313.4	307.0
- Discontinued operations	$44.7	15.7	120.6	48.7
Net earnings (loss) attributable to equity holders	$24.0	(194.1)	(70.1)	(254.4)	38.5
- Continuing operations	$(3.8)	(51.9)	(55.5)	(95.8)
- Discontinued operations	$27.8	(142.2)	(14.6)	(158.6)
Adjusted net earnings (loss) attributable to equity holders[1]	$16.6	44.3	22.7	26.8	87.7
- Continuing operations	$(9.0)	36.3	(35.6)	25.0
- Discontinued operations	$25.6	8.0	58.3	1.8
Net earnings (loss) per share attributable to equity holders - continuing operations	$(0.01)	(0.11)	(0.12)	(0.20)	0.08
Adjusted net earnings (loss) per share attributable to equity holders[1] - continuing operations	$(0.02)	0.08	(0.07)	0.05	0.19
Net cash from operating activities before changes in working capital[1] - continuing operations	$36.2	63.3	298.2	256.0	368.1
Net cash from operating activities	$66.8	67.5	408.7	285.0	347.6
- Continuing operations	$12.3	52.7	257.6	257.8
- Discontinued operations	$54.5	14.8	151.1	27.2
Mine-site free cash flow[1]	$0.2	10.8	187.6	128.3	223.2
- Continuing operations	$(21.9)	26.5	167.2	199.6
- Discontinued operations	$22.1	(15.7)	20.4	(71.3)
Capital expenditures[1,2,3] - sustaining	$50.6	28.1	190.4	63.2	79.1
Capital expenditures[1,2,3] - expansion	$137.6	173.0	554.2	463.9	213.6
	Dec 31	Dec 31	Dec 31	Dec 31	Dec 31
	2022	2021	2022	2021	2020
Financial Position
($ millions)
Cash, cash equivalents and short-term investments	$407.8	$552.5	$407.8	$552.5	$947.5
Long-term debt	$918.7	$464.4	$918.7	$464.4	$466.6
Net cash (debt)[3]	$(605.6)	$16.3	$(605.6)	$16.3	$400.8
Available credit facility	$26.6	$498.3	$26.6	$498.3	$498.3

1. Refer to the "Non-GAAP Financial Measures" disclosure at the end of this MD&A for a description and calculation of these measures.

2. Throughout this MD&A, capital expenditures represent cash expenditures for property, plant and equipment and exploration and evaluation assets.

3. Starting in 2022, a higher portion of stripping costs are categorized as sustaining capital versus expansion capital, due to the particular areas that are scheduled to be mined and the stage of the life of mine aligning with World Gold Council guidelines. See "Non-GAAP Financial Measures" section.

4. The 2020 financial results have not been restated and include Rosebel.

IAMGOLD CORPORATION	5
Annual Management's Discussion and Analysis - December 31, 2022

Summary of Financial and Operating Results - Continuing Operations

Contributors to Change		Q4 2022 vs. Q4 2021
Financial
Revenues	Δ

$207.2 million, up $0.8 million, primarily due to higher production and sales at Westwood ($10.1 million) and higher sales at Essakane ($9.9 million), partially offset by a lower average realized gold price ($19.5 million or $155 per ounce sold). Included in the quarter is the impact of the lower revenues recognized from the $1,500 per ounce collar included in the 2019 Prepay Arrangement ($8.2 million or $65 per ounce sold).

Cost of sales	∇

$187.2 million, down $61.9 million or 25%. Cost of sales includes a non-cash net realizable value ("NRV") write-up of ore stockpile and finished goods inventories of $14.9 million (fourth quarter 2021 - $80.0 million write-down). Excluding the impact of NRV adjustments, cost of sales is higher by $33.0 million due to higher production costs at both Essakane and Westwood, higher gold sales and higher depreciation (see below).

Depreciation expense (included in cost of sales)	∇	$43.7 million, down $39.9 million, or 48%, primarily due to a lower depreciation component of NRV write-down of ore stockpiles ($40.2 million).
General and administrative expenses	Δ

$10.6 million, up $4.0 million or 61%, primarily due to higher compensation accruals ($2.8 million) due to positive 2022 results, reversal of an accrual in Q4 2021 ($1.3 million), partially offset by lower consulting costs ($0.2 million).

Exploration expenses	∇	$6.0 million, down $1.7 million or 22%, primarily due to a reduction in planned exploration expenditures.
Income tax expense	Δ	$11.0 million, up $13.5 million or 55%, due to a higher deferred income tax expense ($14.2 million), slightly offset by a lower current income tax expense ($0.7 million).
Net cash from operating activities	∇	$12.3 million, lower by $40.4 million, or 77% primarily due to lower cash earnings from operations ($35.6 million), changes in working capital ($13.3 million) and lower derivative settlements ($2.0 million), partially offset by net proceeds from rolling the 2019 Prepay Arrangement into the 2022 Prepay Arrangements ($10.3 million).
Net cash from operating activities, before movements in non-cash working capital and non-current ore stockpiles	∇	$36.2 million, lower by $27.1 million or 43%, primarily due to lower cash earnings from operations ($35.6 million) and lower derivative settlements ($2.0 million), partially offset by net proceeds from rolling the 2019 Prepay Arrangement into the 2022 Prepay Arrangements ($10.3 million).
Mine-site free cash flow	∇	$21.9 million outflow, down $48.4 million, primarily due to lower free cash flow at Essakane ($44.2 million) and Westwood ($ 4.2 m illion) due to higher production costs, higher capital expenditures and a lower average realized gold price, partially offset by higher sales volume.
Operating
Attributable gold production	Δ	116,000 ounces, up 5,000 ounces or 5%, due to higher production at Westwood (5,000 ounces) resulting from higher mill throughput and grades.
Attributable gold sales	Δ	115,000 ounces, up 10,000 ounces or 10%, primarily due to higher production at Westwood (6,000 ounces) and timing of sales at Essakane (4,000 ounces).
Capital expenditures - sustaining	Δ	$50.6 million, up $22.5 million or 80%, primarily due to higher capitalized stripping. Excluding the impact of capitalized stripping described below, sustaining capital expenditures were lower by $1.0 million, primarily due to lower spending at Essakane ($4.0 million), partially offset by higher spending at Westwood ($2.7 million) related to timing of capital projects.
Capital expenditures - expansion	∇	$137.6 million, down $35.4 million or 20%. Excluding the impact of capital stripping mentioned above, other expansion capital expenditures were lower by $14.3 million, primarily due to lower net expenditures at Côté Gold ($10.5 million, including sale- leaseback proceeds of $25.2 million), and lower spend on the Boto project ($3.9 million).
Capital expenditures - capitalized stripping (included in capital expenditures - sustaining and expansion)	Δ	$30.2 million, up $2.4 million or 9%, primarily due to higher mining costs at Essakane, partially offset by lower volumes of waste stripping. In the fourth quarter 2022, $30.2 million of capitalized stripping expenditures were categorized as sustaining capital (fourth quarter 2021 - $6.7 million) and $nil million were categorized as expansion capital (fourth quarter 2021 - $21.1 million).

IAMGOLD CORPORATION	6
Annual Management's Discussion and Analysis - December 31, 2022

Contributors to Change		Q4 2022 vs. Q4 2021
Cost of sales (excluding depreciation) per ounce sold	∇

$1,157, down $294 or 20%, from $1,451 per ounce sold, primarily due to the Essakane NRV adjustment of $441 per ounce sold in 2021 and higher gold sales, partially offset by higher production costs in 2022. Included was the positive impact of realized derivative gains of $24 per ounce sold (fourth quarter 2021 - gains of $24 per ounce sold).

Cash costs per ounce sold	Δ	$1,226, up $147 or 14% from $1,079 per ounce sold, primarily due to higher production costs, partially offset by higher gold sales.
AISC per ounce sold	Δ	$1,741, up $331 or 23%, from $1,410 per ounce sold, primarily due to higher production costs and higher sustaining capital expenditures, partially offset by higher gold sales.
Contributors to Change		2022 vs. 2021
Financial
Revenues	Δ

$958.8 million, up $83.3 million or 10%, primarily due to higher sales volume at Essakane ($64.2 million) and Westwood ($57.8 million), partially offset by a lower realized gold price ($40.3 million or $73 per ounce sold). Included in 2022 is the impact of lower revenues recognized due to the gold price exceeding the $1,500 per ounce collar included in the 2019 Prepay Arrangement ($45.2 million or $81 per ounce sold).

Cost of sales	–

$810.9 million, in line with the prior year. Cost of sales includes a non-cash NRV write- up of ore stockpile and finished goods inventories of $8.3 million (2021 - $88.6 million write-down). Excluding the impact of NRV write-downs, cost of sales is higher by $94.5 million due to the ramp up of production at Westwood starting in the second half of 2021, higher operating costs at both Essakane and Westwood and an increase in non- NRV related depreciation expense (see below).

Depreciation expense (included in cost of sales)	∇

$240.5 million, down $23.7 million or 9%, primarily due to a lower depreciation component of NRV write-down of ore stockpiles ($40.5 million), partially offset by higher depreciation expense at Westwood ($8.9 million) and Essakane ($8.8 million) due to higher production and sales at both operations.

General and administrative expenses	Δ

$52.0 million, up $13.2 million or 34%, primarily due to higher year-end compensation accruals ($7.4 million), severance ($3.2 million), consulting costs ($2.1 million) and lower realized gains on cash flow hedges ($2.0 million), partially offset by share-based payments ($1.4 million).

Exploration expenses	∇	$28.4 million, down $6.7 million or 19%, primarily due to a reduction in planned exploration expenditures during 2022.
Other expenses	∇

$9.1 million, down $68.8 million or 88%, primarily due to changes in the Doyon asset retirement obligation ( $37.1 million), decrease in Westwood care and maintenance costs ($24.5 million) and decrease in COVID-19 cost allocations ($3.1 million).

Income tax expense	Δ

$78.1 million, up $44.7 million or 134%, due to a higher current income tax expense ($32.6 million) and a higher deferred income tax expense ($12.1 million). The higher current income tax in 2022 largely reflects higher taxable income in Essakane and higher withholding taxes paid.

Net cash from operating activities	–	$257.6 million, in line with the prior year, due to net proceeds from rolling the 2019 Prepay Arrangement into the 2022 Prepay Arrangements ($41.0 million), higher cash earnings from operations ($19.3 million) and higher derivative settlements ($11.8 million), offset by changes in working capital ($42.4 million) and higher cash taxes ($31.4 million).
Net cash from operating activities, before movements in non-cash working capital and non-current ore stockpiles	Δ	$298.2 million, higher by $42.3 million or 17%, primarily due to net proceeds from rolling the 2019 Prepay Arrangement into the 2022 Prepay Arrangements ($41.0 million), higher cash earnings from operations ($19.3 million) and higher derivative settlements ($11.8 million), partially offset by higher cash taxes ($31.4 million).
Mine-site free cash flow	∇	$167.2 million outflow, down $32.4 million, primarily due to lower free cash flow atEssakane ($33.8 million) and Westwood ($1.4 million) due to changes in workingcapital, higher capital expenditures and higher production costs, partially offset byhigher sales volume.

IAMGOLD CORPORATION	7
Annual Management's Discussion and Analysis - December 31, 2022

Contributors to Change		2022 vs. 2021
Attributable gold production	Δ

499,000 ounces, up 52,000 ounces or 12%, due to higher production at Westwood (32,000 ounces) as the underground operations continue ramping up after being in care and maintenance in the first half of 2021 and Essakane (20,000 ounces) resulting from higher grade and recoveries, partially offset by lower throughput.

Attributable gold sales	Δ	506,000 ounces, up 64,000 ounces or 14%, due to higher production and timing of sales at Essakane (32,000 ounces) and higher production at Westwood (32,000 ounces).
Capital expenditures - sustaining	Δ

$190.4 million, up $127.2 million or 201%, primarily due to higher capitalized stripping. Excluding the impact of capital stripping activities mentioned below, other sustaining capital expenditures were higher by $39.0 million, primarily due to higher spending at Essakane ($19.4 million) related to timing of capital projects and Westwood ($18.9 million) as underground operations were ramping up after being in care and maintenance in the first half of 2021.

Capital expenditures - expansion	Δ	$554.2 million, up $90.3 million or 19%. Excluding the impact of capital stripping activities mentioned below, other expansion capital expenditures were higher by $155.3 million, primarily due to higher spending at Côté Gold resulting from an increase in construction activities ($188.7 million, including sale leaseback proceeds of $38.4 million), partially offset by lower spending at Essakane ($15.6 million) and Boto Gold ($19.7 million).
Capital expenditures - capitalized stripping (included in capital expenditures - sustaining and expansion)	Δ	$95.9 million, up $23.2 million or 32%, due to higher mining costs at Essakane, partially offset by lower volumes of stripping activities. In 2022, $95.9 million of capitalized stripping expenditures were categorized as sustaining capital (2021 - $7.7 million) and $nil were categorized as expansion capital (2021 - $65.0 million).
Cost of sales (excluding depreciation) per ounce sold	∇	$1,041, down $94 or 8%, from $1,135 per ounce sold, due to the Essakane NRV adjustment of $100 per ounce sold included in 2021 and higher gold sales, partially offset by higher production costs in 2022.
Cash costs per ounce sold	–	$1,052, in line with the prior year of $1,045 per ounce sold, as higher production costs were offset by higher gold sales.
AISC per ounce sold	Δ	$1,508, up $227 or 18%, from $1,281 per ounce sold, due to higher sustaining capital expenditures, primarily at Essakane.

OUTLOOK

Operating Performance Outlook

Attributable gold production for 2023, excluding Rosebel, is expected to be in the range of 410,000 to 470,000 ounces:

• Essakane attributable gold production is expected to be in the range of 340,000 to 380,000 ounces as grades are expected to return closer to reserve grades. Production in the first half of the year is expected to be lower as mining will prioritize stripping activities in order to provide access to two new ore phases in the second half of the year and into 2024. Mill feed during the first half of the year will be supplemented with stockpiled ore that has lower grades to sustain throughput rates.

• Westwood gold production is expected to be in the range of 70,000 to 90,000 ounces, with an increasing proportion of ore sourced from the underground mine. Production levels are expected to progressively increase over the course of the year benefiting from the continued advancement of underground mining activities into higher grade zones with supplementation from available surface deposits as required. Production from the Fayolle property is expected to commence in the second half of 2023.

Cost Outlook

Cash costs are expected to be between $1,125 and $1,175 per ounce sold:

• The increase in cash costs per ounce sold compared to that from continuing operations in 2022 is due to an expected return closer to reserve grades at Essakane as well as a continuation of the escalated pricing levels of certain consumables as experienced during the second half of 2022. While pricing for the main consumables including cyanide, lime and grinding media are expected to remain in line with the levels of second half of 2022, certain consumable pricing such as activated carbon, explosives and fuel products are expected to remain under pricing pressure in 2023 reflecting continued imbalances in global supply and demand. Increases in oil prices are expected to be partially mitigated by the existing oil hedge program, see "Market Risk". Excluding the impact of the Company's hedging program, a $10/bbl increase in the oil price is estimated to result in an increase to cash costs of $12 per ounce sold. With current hedges in place, the same movement is estimated to result in an increase in cash costs of $7 per ounce sold.

IAMGOLD CORPORATION	8
Annual Management's Discussion and Analysis - December 31, 2022

AISC is expected to be in the range of $1,625 to $1,700 per ounce sold:

• The increase in AISC per ounce sold in 2023 as compared to that from continuing operations in 2022 is due to the same reasons as cash costs per ounce sold as well as the higher per ounce contribution of corporate costs as a result of the sale of the Company's interest in the Rosebel gold mine.

Cash costs and AISC per ounce sold in the first half of 2023 is expected to be at or above the high end of the annual guidance range due to lower gold production and sales volumes, in addition to higher waste stripping in accordance with the mine plans, as compared to the second half of the year.

	Actual 2022	Full Year Guidance 2023[1]
Essakane (000s oz)	432	340 - 380
Westwood (000s oz)	67	70 - 90
Total attributable production (000s oz)[2]	499	410 - 470
Cost of sales[2] ($/oz sold)	$1,041	$1,125 - $1,175
Cash costs2.3 ($/oz sold)	$1,052	$1,125 - $1,175
AISC[2,3] ($/oz sold)	$1,508	$1,625 - $1,700
Depreciation expense ($ millions)	$240.5	$245 - $255
Income taxes[4] paid ($ millions)	$67.5	$70 - $80

1. The full year guidance is based on the following 2023 full year assumptions, before the impact of hedging: average realized gold price of $1,650 per ounce, USDCAD exchange rate of 1.32, EURUSD exchange rate of 1.10 and average crude oil price of $91 per barrel.

2. Consists of Essakane and Westwood on an attributable basis of 90% and 100%, respectively. Westwood production includes approximately 10,000 to 15,000 ounces of production from the Fayolle property in the second half of 2023.

3. This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".

4. The income taxes paid guidance reflects continuing operations and does not include the cash tax obligation arising as part of the Bambouk sales process. See "West Africa - Bambouk assets" for additional details.

Capital Expenditures1

Sustaining capital expenditures¹ for 2023 are expected to be approximately $195 million (± 5%) of which the majority is related to capitalized stripping at Essakane and underground development at Westwood. Expansion capital expenditures¹ for 2023 are expected to be approximately $805 to $880 million with Côté Gold expenditures, on an incurred basis, expected to be approximately $800 to $875 million, based on IAMGOLD's 70% current ownership (see also "Côté Gold Project"). Other expansion capital expenditures¹ (excluding Côté Gold) are expected to be approximately $5 million (± 5%) at Essakane in fulfillment of the relocation commitment to the Essakane village.

	Actual 2022			Full Year Guidance 2023
($ millions)	Sustaining[2]	Expansion	Total	Sustaining[2]	Expansion	Total
Essakane (±5%)	$158.8	$3.8	$162.6	$150	$5	$155
Westwood (±5%)	30.3	4.8	35.1	45	-	45
	$189.1	$8.6	$197.7	$195	$5	$200
Côté Gold	-	531.7	531.7	-	$800 - 875	800 - 875
Corporate	1.3	-	1.3	-	-	-
Total[3,4,5,6]	$190.4	$540.3	$730.7	$195	$805 - 880	$1,000 - 1,075

1. 100% basis, unless otherwise stated.

2. Sustaining capital includes capitalized stripping of (i) $30.2 million for Essakane in Q4 2022 (ii) $95.9 million for Essakane in 2022 and (iii) $90 million for Essakane for the full year guidance. See "Outlook" sections below.

3. Includes $3 million of capitalized exploration and evaluation expenditures also included in the Exploration Outlook guidance table.

4. Capitalized borrowing costs are not included.

5. See "Costs Outlook" section above.

6. The full year guidance does not include expenditures for the Boto asset currently held for sale. See "West Africa - Boto Gold Project" for additional details.

Exploration

Exploration expenditures for 2023 are expected to be approximately $18 million, including $3.0 million on the Gosselin resource drill program, as well as other near-mine and greenfield programs.

	Actual 2022			Full Year Guidance 2023[2]
($ millions)	Capitalized	Expensed	Total	Capitalized	Expensed	Total
Exploration projects - greenfield	$-	$25.1	$25.1	$-	$13	$13
Exploration projects - brownfield[1]	8.1	4.4	12.5	3	2	5
	$8.1	$29.5	$37.6	$3	$15	$18

1. Of the $8.1 million of capitalized and $4.4 million of expensed brownfield expenditures, $2.7 million and $3.2 million respectively relates assets held for sale. Full year 2023 guidance on brownfield exploration expenditures has also been included in the capital expenditure guidance table. See "Capital Expenditure".

2. The full year guidance does not include expenditures for the Boto asset currently held for sale. See "West Africa - Boto Gold Project" for additional details.

IAMGOLD CORPORATION	9
Annual Management's Discussion and Analysis - December 31, 2022

ENVIRONMENTAL, SOCIAL AND GOVERNANCE

The Company is committed to:

• Maintaining its culture of accountable mining through high standards of ESG practices; and

• The principle of Zero Harm®, in every aspect of its business, with particular emphasis on respecting the natural environment, building strong community partnerships and putting the health and safety of the Company's employees first.

The Company will be issuing its 16th annual Sustainability Report mid-year highlighting progress and achievements in 2022 across a range of Environmental, Social and Governance ("ESG") practices. The Company has implemented the Mining Association of Canada's Toward Sustainable Mining ("TSM") framework at all its operations and is working towards the implementation of the World Gold Council's Responsible Gold Mining Principles. ESG policies, systems and practices are embedded throughout the business and the Company reports annually on its ESG performance via its Global Reporting Initiative Compliant Sustainability Report. As part of its accountability and reporting framework, the Company has also committed to reporting in accordance with the Task Force on Climate-Related Financial Disclosures ("TCFD") guidelines and expects to release its initial TCFD report in 2023.

Environmental

The Company recognizes that mining activities are energy intensive and generate significant greenhouse gas ("GHG") emissions. In September 2021, the Company announced that it had set a global target of reaching net negative GHG emissions by no later than 2050. The Company also announced a target of achieving net positive biodiversity. Medium-term targets will be set as part of the Company's roadmap to achieve these global targets. An external review of the Company's GHG emissions profile across all sites has been completed and a draft action plan of the Company's global commitments is currently being updated with the recent disposal of company assets. The details of the roadmap will be published in the inaugural TCFD report in 2023.

At Côté Gold, permitting efforts continued in the fourth quarter with several permits received, including an amendment to the Fisheries Act Authorization approving the removal of three fish-bearing ponds and an update of planned complementary off- setting measures, and other permits required to construct fish habitat. A request to amend the Environmental Compliance Approval was also submitted to allow for the extension and flexibility of discharge durations at locations throughout the site to increase the allowable capacity of on-site sewage treatment through the membrane bio-reactor facility.

The Company's environment department continues to work closely with the construction and operational readiness teams and is developing the Departmental Strategy to lead into operations. In the fourth quarter of 2022, the Company applied to the Ontario Ministry of the Environment, Conservation and Parks for initial entry into the Emissions Performance Standards program to further compliance with its environmental obligations including establishing an emissions baseline for the Côté operation.

At Essakane, all actions required to obtain a level A score for TSM Water management stewardship have been completed. Significant progress has been made in the studies and the action plan for the update of Essakane mine closure plan. An advisory committee on the closure of the Falagountou pits has been established, which will allow community consultation on closure options to begin in January 2023. The update closure plan for Essakane is scheduled to be completed by mid 2023.

Health and Safety

Health and safety is core to the Company's relentless pursuit of its Zero Harm® vision. Through various programs, the Company continuously promotes a safe work environment and a wellness program at all sites. The DARTFR (days away, restricted, transferred duty frequency rate) was 0.31 as of the end of 2022 (compared to 0.37 as of the end of 2021), tracking below the global annual target of 0.42, with an increasing trend since October 2022. The TRIFR (total recordable injuries frequency rate) was 0.76 as of the end of 2022 (compared to 0.76 as of the end of 2021), tracking above the global annual target of 0.73. Côté Gold has surpassed over 8.3 million hours with no lost time injuries to date.

An IAMGOLD employee sadly lost his life in November in Burkina Faso as a result of injuries sustained in an off-site accident. A thorough investigation has been undertaken to implement improvements to prevent future recurrences and respect the Company's Zero Harm principle.

Social and Economic Development

The Company is continuously exploring opportunities for investing and partnering with the communities impacted by its continuing operations.

At Essakane, the Company continued its participation in the Mining Fund for Local Development in Burkina Faso, a program established by the Government of Burkina Faso, pursuant to which the Company committed to contribute 1% of its annual revenues to fund local development programs. The contribution for 2022 was $9.5 million. In addition, Essakane continued its direct community investment initiatives, focusing on agricultural programs with the donation of 30 motorized cultivators to agricultural producers. As part of the health program, 5,000 sanitary mosquito nets were distributed to the communities to help anti malaria efforts in neighboring villages, and 135 children were provided medical care to fight against malnutrition. Essakane organized a workshop with 140 local suppliers in the Sahel region to further its local content strategy. Progress has been made towards the deployment in the field of the FAMAGODO project, a 2-year partnership program with United Nations Development Programme for the implementation of a local development initiative in favour of the communities of Falagountou, Markoye, Gorom-Gorom and Dori, fostering youth employment, reducing poverty, strengthening local infrastructure, and supporting capacity as well as local governance.

IAMGOLD CORPORATION	10
Annual Management's Discussion and Analysis - December 31, 2022

Phase 2 of the Water Triangle project a partnership with Global Affairs Canada, Cowater and One Drop was approved and signed by the parties in late December 2022. The project will be implemented over a 6 year period and its objectives are to build on Phase 1 infrastructures and to increase drinking water supplies, improve water sanitation, enhance governance of water management services, promote economic development, and contribute to the growth of revenues from agriculture, livestock and market gardening production in the communities of Gorom-Gorom and Falagountou. IAMGOLD contributions amounts to C$4.1 million while Global Affairs Canada will fund C$28 million.

The Company has continued to advance work on its previously announced partnership with Giants of Africa. Two additional basketball courts have been constructed this year by Giants of Africa in Burkina Faso and Senegal. The new basketball court was officially inaugurated in Kedougou, Senegal in October 2022. The second court in Burkina Faso was unveiled on January 17, 2023.

At Boto Gold, the construction of new houses for the resettlement of the Kouliminde village is progressing and expected to be completed in the first half of 2023. The Company also continued with its community development projects, focusing on health with the fight against malaria, access to water and income generating activities through agriculture and vegetable production.

At Côté Gold, various committee meetings were held with First Nations partners including the Impact Benefit Agreement Committee, Environmental Management Committee and Socio-economic Management and Monitoring Committee. The Côté Environment and Community Relations teams delivered the annual environmental presentation and Project update to Flying Post First Nation Chief, council and elders on December 7, 2022, in Nipigon.

At Westwood during Q4 2022, donations were made in support of holiday events for local youth, including a contribution to the Université Laval engineer students' association.

Diversity, Equity and Inclusion

The Company unequivocally condemns inequity, discrimination and hatred in all its forms. One of the Company's values is to conduct itself with respect and to embrace diversity. The Company has established a Diversity, Equity and Inclusion ("DEI") Steering Committee to further enhance the Company's strong commitment to these important values through data collection, education, awareness and action planning at the enterprise level. The Company completed a diagnostic evaluation of its DEI status and the findings and recommendations (global and site specific) were rolled out across the Company to develop action plans. The Company is a sponsor of the Artemis Project, which aims to promote female business owners and entrepreneurs in the mining sector. The Company is also an active contributor to the Mining Association of Canada's Towards Sustainable Mining protocol on DEI and is working closely with Mining HR Canada on various initiatives, including with the representation of a member of management as Chair on the "Safe Workplaces for All" council.

Governance

The Board of Directors of IAMGOLD (the "Board") adopted new diversity and renewal guidelines in 2021, reflecting governance best practices. In terms of diversity, the Board agreed that its membership should comprise, at a minimum, the greater of (i) two and (ii) 30% female directors. With respect to Board membership renewal, it was decided that the average tenure of the Board should not exceed ten years and that no director should serve as the chair of the Board or the chair of any committee for more than ten consecutive years. Currently, women represent approximately 43% of the directors and the average tenure of directors on the Board is less than two years.

• On September 30, 2022, Deborah Starkman resigned from the Board. Ms. Starkman's decision to resign was to focus on her other professional commitments.

• On September 16, 2022, the Company announced the departure of Daniella Dimitrov, Chief Financial Officer ("CFO") and Executive Vice president, Strategy & Corporate Development. Maarten Theunissen, the Company's current Vice President of Finance, was appointed Interim CFO.

• On May 3, 2022, Maryse Bélanger, Chair of the Board was appointed Interim President and CEO and David Smith was appointed Lead Director.

• On March 14, 2022, Peter O'Hagan was appointed to the Board as an independent director.

• On February 14, 2022, the Company announced a collaboration agreement with RCF Management L.L.C. pursuant to which Maryse Bélanger, David Smith and Ian Ashby were appointed to the Board as independent directors, and Ms. Bélanger was appointed Chair.

• On January 29, 2022, Donald Charter, Chair of the Board, retired from the Company's Board in accordance with his longstanding plans and the 2020 Board guidelines regarding tenure and Board composition.

• On January 12, 2022, Gordon Stothart, President and CEO, stepped down from his role and resigned from the Board. Daniella Dimitrov, CFO was appointed President, CFO and Interim CEO.

Recent Developments and Acknowledgments

• Corporate Knights released its Best 50 list on June 29, 2022, which identifies the top 50 Canadian corporate citizens across all sectors evaluated based on ESG and economic key performance indicators. From a pool of 332 firms, the Company placed 37th, an improvement of seven places over the prior year.

• In a recent ESG assessment by Moody's ESG Solutions, IAMGOLD was ranked 5th out of 52 sector peers, with notable strengths in social and economic development, environmental strategy, health and safety and governance.

IAMGOLD CORPORATION	11
Annual Management's Discussion and Analysis - December 31, 2022

• IAMGOLD's rating of AA by the MSCI ESG Rating assessment was reaffirmed in 2022, placing the Company among the top 15% of precious metals companies within the assessment.

• IAMGOLD was recognized as a 2023 Greater Toronto Area Top Employer.

• The Company obtained the ECOLOGO® certification for its mineral exploration activities carried out in Quebec and is the first producing mining company to achieve such certification.

IAMGOLD CORPORATION	12
Annual Management's Discussion and Analysis - December 31, 2022

QUARTERLY UPDATES

West Africa

Essakane District, Burkina Faso

The Essakane District is located in north-eastern Burkina Faso, West Africa approximately 330 km northeast of the capital, Ouagadougou. The Essakane District includes the Essakane Mine and the surrounding mining lease and exploration concessions totaling approximately 650 square kilometres. The Company owns a 90% interest in the Essakane mine with the remaining 10% held by the government of Burkina Faso.

Essakane Mine (IAMGOLD interest - 90%)1

	Q4 2022		Q4 2021	2022	2021	2020
Key Operating Statistics
Ore mined (000s t)	1,691		4,113	12,585	16,015	15,762
Waste mined (000s t)	8,795		10,903	37,100	44,405	39,479
Material mined (000s t) - total	10,486		15,016	49,685	60,420	55,241
Strip ratio[2]	5.2		2.7	2.9	2.8	2.5
Ore milled (000s t)	2,788		3,292	11,632	12,948	12,439
Head grade (g/t)	1.35		1.13	1.44	1.31	1.18
Recovery (%)	89		91	89	84	86
Gold production (000s oz) - 100%	108		108	480	457	404
Gold production (000s oz) - attributable 90%	98		98	432	412	364
Gold sales (000s oz) - 100%	108		102	489	453	399
Average realized gold price[3] ($/oz)	$1,702	$	,794	$1,804	$1,794	$1,791
Financial Results ($ millions)[1]
Revenues[4]	$184.1		$184.2	$883.3	$813.9	$715.0
Operating costs	(103.2)		(84.3)	(395.7)	(387.6)	(364.5)
Royalties	(9.5)		(9.2)	(43.8)	(40.7)	(36.8)
Cash costs[3]	$(112.7)		$(93.5)	$(439.5)	$(428.3)	$(401.3)
Other mine costs[5]	9.3		(43.1)	8.3	(43.8)	(6.7)
Cost of sales[4]	$(103.4)		$(136.6)	$(431.2)	$(472.1)	$(408.0)
Sustaining capital expenditures[3,6]	(42.4)		(22.9)	(158.8)	(51.2)	(37.3)
Other costs and adjustments[7]	(11.4)		41.6	(13.2)	36.7	7.6
AISC[3]	$(157.2)		$(117.9)	$(603.2)	$(486.6)	$(437.7)
Expansion capital expenditures[3,8]	$(1.3)		$(24.1)	$(3.8)	$(84.4)	$(76.4)
Performance Measures[9]
Cost of sales excluding depreciation[10] ($/oz sold)	$958		$1,333	$882	$1,042	$1,023
Cash costs[3] ($/oz sold)	$1,043		$912	$899	$945	$1,007
AISC[3] ($/oz sold)	$1,456		$1,150	$1,234	$1,074	$1,098

1. 100% basis, unless otherwise stated.

2. Strip ratio is calculated as waste mined divided by ore mined.

3. This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".

4. As per note 36 of the consolidated financial statements for revenues and cost of sales. Cost of sales is net of depreciation expense.

5. Other mine costs include the NRV adjustments of long-term portions of ore stockpiles and excludes by-product credits.

6. Includes sustaining capitalized stripping for the fourth quarter 2022 of $30.2 million (fourth quarter 2021 - $6.7 million) and 2022 of $95.9 million (2021 - $7.7 million, 2020 - $nil).

7. Other costs and adjustments include NRV adjustments of long-term portions of ore stockpiles, sustaining lease principal payments, environmental rehabilitation accretion and depletion and prior period operating costs, partially offset by by-product credits.

8. Includes expansion capitalized stripping for the fourth quarter 2022 of $nil (fourth quarter 2021 - $21.1 million) and 2022 of $nil (2021 - $65.0 million; 2020 - $57.8 million).

9. Cost of sales, cash costs and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

10. Includes non-cash ore stockpile and finished goods inventories NRV write-up of $9.6 for the fourth quarter 2022 (fourth quarter 2021 - $45.2 million write-down) and write-up of $9.6 million for 2022 (2021 - $45.2 million write-down; 2020 - $nil), which had an impact on cost of sales per ounce sold for fourth quarter 2022 of ($89) per ounce (fourth quarter 2021 - $441 per ounce sold) and ($20) per ounce sold for 2022 (2021 - $100 per ounce sold; 2020 - $nil per ounce sold).

IAMGOLD CORPORATION	13
Annual Management's Discussion and Analysis - December 31, 2022

Operational Insights

• Annual attributable gold production for Essakane was a record 432,000 ounces (480,000 ounces on a 100% basis), exceeding the upper end of the updated guidance range of 410,000 to 430,000 ounces, as the mine benefited from higher than expected grades in the year. Attributable gold production in the fourth quarter was 98,000 ounces, in line with the same prior year period.

• Mining activity of 10.5 million tonnes in the fourth quarter was 30% lower than the same prior year period, resulting in mining activity of 49.7 million tonnes for the year, an 18% decrease from the prior year. Mining activities were lower as a result of supply chain constraints related to the deteriorating security environment in the country and region while ensuring necessary stripping activities were achieved to secure access to ore planned for mining in 2023.

• Mill throughput in the fourth quarter was 2.8 million tonnes at an average head grade of 1.35 g/t, 15% lower than the same prior year period. On an annual basis, mill throughput was 11.6 million tonnes at an average grade of 1.44 g/t, with volumes 10% lower than the prior year. The decline during the quarter and year is primarily due to higher proportions of hard rock being milled, as well as lower plant availability due to planned maintenance and supply chain constraints. The processing plant achieved recoveries of 89% in the fourth quarter and for the year, with improvements year over year as a result of higher head grades, improved ore blending practices and gravity recovery circuit improvements helping to offset higher graphite and sulphur content.

• The Company completed a study to assess the viability of the Essakane heap leach project for processing alternatives of the estimated 23 million tonnes of low grade stockpiled material at site. During the study, positive grade reconciliations were observed from the processing of the low grade stockpiled ore through the existing mill. The test results suggested that approximately 9.8 million tonnes of this stockpiled ore can be processed through the CIL circuit economically and as a result the Company will not be pursuing the heap leach project. The Company is planning to include the results of the study in an updated NI 43-101 compliant technical report that will be filed in the first half of the year.

• The security situation in Burkina Faso continued to deteriorate in 2022, with continued terrorist related incidents occurring in the country. The Company continues to take proactive measures to ensure the safety and security of in-country personnel and is constantly adjusting its protocols and the activity levels at the site according to the security environment. The Company continues with its program to make investments in security and supply chain infrastructure in the region and at the mine site, with the support of the government. The security situation continues to apply pressures to the in-country supply chain and continued escalation could have a material and negative impact on future operating performance.

• The IAMALLIN improvement project continued the execution phase in the fourth quarter, with the focus on continuing to improve mine productivity, mill feed optimization and supplies inventory management including lead time optimization.

Financial Performance - Q4 2022 Compared to Q4 2021

• Production costs were higher in the fourth quarter due to inflation, mainly impacting certain consumables, energy and fuel input costs, partially offset with the hedging program, and the impact of in country supply chain challenges described above.

• Cost of sales, excluding depreciation, of $103.4 million was lower by $33.2 million or 24%, due to a NRV write-down of $45.2 million recorded in Q4 2021, partially offset by higher production costs. Cost of sales per ounce sold, excluding depreciation, of $958 was lower by $375 per ounce or 28%, primarily due to lower cost of sales and higher gold sales.

• Cash costs of $112.7 million were higher by $19.2 million or 21% due to higher production costs. Cash costs per ounce sold of $1,043 were higher by $131 or 14%, due to higher production costs, partially offset by higher gold sales.

• AISC per ounce sold of $1,456 was higher by $306 or 27%, due to higher sustaining capital expenditures and higher cash costs, partially offset by higher gold sales.

• Total capitalized stripping of $30.2 million was higher by $2.4 million or 9% due to higher mining costs, partially offset by lower volumes of stripping activities as described above.

• Sustaining capital expenditures, excluding capitalized stripping, of $12.2 million included capital spares of $2.5 million, mobile and mill equipment of $2.0 million, tailings management of $1.8 million, airstrip extension of $1.1 million and other sustaining projects of $4.8 million. Expansion capital expenditures, of $1.3 million, primarily included capital projects associated with the community village resettlement project.

Financial Performance - 2022 Compared to 2021

• Production costs were higher in the second half of the year due to inflation mainly impacting certain consumables, energy and fuel input costs and the impact of in country supply chain challenges described above.

• Cost of sales, excluding depreciation, of $431.2 million was lower by $40.9 million or 9%, due to a NRV write-down of $45.2 recorded in the prior year, offset by an increase in production costs. Cost of sales per ounce sold, excluding depreciation, of $882 per ounce sold, was lower by $160 or 15%, primarily due to lower cost of sales and higher gold sales.

• Cash costs of $439.5 million were higher by $11.2 million or 3% due to higher production costs. Cash costs per ounce sold of $899 were lower by $46 or 5%, primarily due to higher gold sales, partially offset by higher cash costs.

• AISC per ounce sold of $1,234 was higher by $160 or 15%, primarily due to higher sustaining capital expenditures and cash costs, partially offset by higher gold sales.

• Total capitalized stripping of $95.9 million was higher by $23.2 million or 32% due to higher mining costs, partially offset by lower volumes of stripping activities as described above.

IAMGOLD CORPORATION	14
Annual Management's Discussion and Analysis - December 31, 2022

• Sustaining capital expenditures, excluding capitalized stripping, of $62.9 million for 2022 included mobile and mill equipment of $18.8, capital spares of $16.9 million, tailings management of $8.0 million, airstrip extension of $5.5 million, and other sustaining projects of $13.7 million. Expansion capital expenditures, of $3.8 million for 2022 included capital projects associated with community village resettlement and tailings management plant upgrade.

Outlook

Attributable gold production at Essakane in 2023 is expected to be in the range of 340,000 to 380,000 ounces, with mined grades expected to be more in line with reserve grades. Production is expected to be stronger in the second half of the year as the mine sequences through necessary stripping activities in the first half of the year in order to expand access to ore zones in the second half of the year and 2024. Ore production from mining will be supplemented with stockpiled ore in the first half of the year to sustain the mill feed.

Cash costs and AISC per ounce sold are expected to increase in 2023 reflecting lower production levels as the expected head grade returns closer to reserve grade levels with operating cost pressures expected to persist. Capital expenditures are expected to be approximately $155 million, compared to $136 million in 2022, primarily consisting of capitalized waste in order to secure the 2024 and 2025 production plan, assuming no significant disruptions in the supply chain resulting from the security situation described above.

The Company continues to actively work with authorities and suppliers to mitigate potential impacts and manage continuity of supply due to the security situation noted above while also investing in additional infrastructure to secure operational continuity. (see "Risks and Uncertainties")

Brownfield Exploration

Approximately 12,600 metres of diamond drilling were completed in 2022 as part of an infill drilling program to improve resource confidence within selected areas of the EMZ and the Lao satellite deposit. Exploration activities on concessions surrounding the mine lease continue to be suspended due to regional security constraints.

Bambouk Assets

The Company announced it had entered into definitive agreements with Managem to sell its interests in the Bambouk assets (see news release dated December 20, 2022).

Under the terms of the agreements, IAMGOLD will receive total cash payments of approximately $282 million as consideration for the shares and subsidiary/intercompany loans for the entities that hold the Company's 90% interest in the Boto Gold Project in Senegal and 100% interest in each of: Karita Gold Project and associated exploration properties in Guinea, the Diakha- Siribaya Gold Project in Mali, and the early stage exploration properties of Boto West, Senala West, Daorala and the vested interest in the Senala Option Earn-in Joint Venture also in Senegal.

The transactions are subject to certain regulatory approvals including, as applicable, approval for the transfer of permits and licenses from the Governments of Senegal, Mali, and Guinea, as well as other customary closing conditions. The Company received consent of IAMGOLD's syndicate of lenders. Closing of various components of the transactions are expected to occur upon satisfaction of the applicable regulatory conditions and are expected to close over the course of the second quarter into the early third quarter of 2023.

Until the closing of the transactions, under the terms of the agreements, exploration expenditure incurred to further the Bambouk district assets will be recouped from Managem upon closing.

Boto Gold Project, Senegal

The Boto Gold Project is a shovel ready development project located in southeastern Senegal along the border with Mali. The project is owned 90% by the Company, with the Republic of Senegal owning a 10% free-carried interest. The project is located on an exploitation permit granted in late 2019 for an initial 20-year period and is currently undergoing various de-risking activities.

The 2022 scope of work included the completion of preliminary works started in 2021. During the fourth quarter 2022, the on-site hydrogeological study to further understand and model water flow was completed, for which the final report is expected in early 2023. In addition, the Company progressed with the work related to the Kouliminde village resettlement action plan. Capital expenditures totaled $13.8 million for 2022, with an additional $5.9 million planned for 2023, which, if not incurred in advance of the closing of the transaction, will reduce the final purchase price paid by Managem.

Karita Gold Project, Guinea

The Karita Gold project is wholly-owned by the Company and was acquired in 2017 as a granted exploration permit that covers approximately 100 square kilometres located in Guinea between the Company's Boto Gold project in Senegal to the north and its Diakha-Siribaya Gold project in Mali to the south. During 2019, a first pass RC drilling program confirmed the discovery of mineralization along this portion of the Senegal-Mali Shear Zone.

Approximately 24,000 metres of drilling was completed in 2022 to support a future initial mineral resource estimate. During the third quarter, the Company reported assay results with highlights including: 34.0 metres grading 5.81 g/t Au, 25.0 metres grading 5.32 g/t Au and 12.0 metres grading 9.49 g/t Au (see news release dated July 6, 2022).

Diakha-Siribaya Gold Project, Mali

The Diakha-Siribaya project is wholly-owned by the Company and consists of eight contiguous exploration permits which cover a total area of approximately 600 square kilometres. The project is located approximately 10 kilometres south of the Boto Gold project, in the Kédougou-Kéniéba inlier of the West African Craton region of western Mali along the borders with Senegal and Guinea.

IAMGOLD CORPORATION	15
Annual Management's Discussion and Analysis - December 31, 2022

North America

Abitibi District, Canada

The Company is developing a "hub-and-spoke" model in the Abitibi District to exploit the available mill capacity at the Westwood complex, located 35 kilometres northeast of Rouyn-Noranda and 80 kilometres west of Val d'Or in southwestern Québec, Canada. In addition to feed from the Westwood underground mine and the Grand Duc open pit mine, the Company is progressing the development of the Fayolle property to provide supplemental feed during the second half of the year.

Westwood Mine (IAMGOLD interest - 100%)

	Q4 2022	Q4 2021	2022	2021	2020
Key Operating Statistics
Underground lateral development (metres)	1,297	397	4,303	946	5,167
Ore mined (000s t) - underground	64	61	241	106	370
Ore mined (000s t) - other sources	216	229	836	919	558
Ore mined (000s t) - total	280	290	1,077	1,025	928
Ore milled (000s t)	300	254	1,118	965	932
Head grade (g/t) - underground	4.69	4.60	5.42	4.46	5.44
Head grade (g/t) - other sources	1.22	0.96	1.05	0.85	1.10
Head grade (g/t) - total	1.94	1.83	1.99	1.24	2.83
Recovery (%)	93	90	93	92	94
Gold production (000s oz) - 100%	18	13	67	35	79
Gold sales (000s oz) - 100%	18	12	66	34	81
Average realized gold price[1] ($/oz)	$1,718	$1,788	$1,788	$1,789	$1,771
Financial Results ($ millions)
Revenues[2]	$31.3	$22.2	$120.6	$61.6	$146.2
Cash costs[1]	$(39.8)	$(28.8)	$(137.5)	$(76.6)	$(92.0)
Other mine costs[3]	(0.3)	(0.1)	(1.7)	(0.4)	(3.6)
Cost of sales[2]	$(40.1)	$(28.9)	$(139.2)	$(77.0)	$(95.6)
Sustaining capital expenditures[1]	(7.8)	(5.1)	(30.3)	(11.4)	(11.7)
Other costs and adjustments[4]	0.4	(0.3)	(1.3)	(0.5)	2.6
AISC[1]	$(47.5)	$(34.3)	$(170.8)	$(88.9)	$(104.7)
Expansion capital expenditures[1]	$(2.1)	$(0.3)	$(4.8)	$(2.9)	$(9.5)
Performance Measures[5]
Cost of sales excluding depreciation[6] ($/oz sold)	$2,230	$2,335	$2,093	$2,252	$1,175
Cash costs[1] ($/oz sold)	$2,210	$2,325	$2,068	$2,240	$1,130
AISC[1] ($/oz sold)	$2,639	$2,775	$2,568	$2,600	$1,286

1. This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".

2. As per note 36 of the consolidated financial statements for revenues and cost of sales. Cost of sales is net of depreciation expense.

3. Other mine costs exclude by-product credits.

4. Other costs and adjustments include sustaining lease principal payments and environmental rehabilitation accretion and depletion, partially offset by by-product credits.

5. Cost of sales, cash costs and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

6. Includes non-cash ore stockpile and finished goods inventories NRV write-down of $2.3 million for the fourth quarter 2022 (fourth quarter 2021 - $2.1 million) and $8.4 million for 2022 (2021 - $9.9 million, 2020 - $nil), which had an impact on cost of sales, excluding depreciation, per ounce sold of $125 for the fourth quarter 2022 (fourth quarter 2021 - $165) and $126 for 2022 (2021 - $289; 2020 - $nil).

Operational Insights

• Annual production for Westwood was 67,000 ounces, within the revised guidance range of 65,000 to 75,000 ounces and a 91% increase from the prior year. Gold production in the fourth quarter was 18,000 ounces, higher by 5,000 ounces or 38% compared to the same prior year period. Higher production is due to higher volumes and grade of ore produced from the underground mine as well as higher grade ore mined from the Grand Duc open pit.

• Mining activity of 280,000 tonnes in the fourth quarter was in line with the same prior year period. Mining activity for the year was 1,077,000 tonnes, a 5% increase from the prior year due to higher volumes of ore produced from the underground mine, partially offset by lower ore production from the Grand Duc open pit. Underground production increased as the underground mine was on care and maintenance for the majority of the first half of 2021.

IAMGOLD CORPORATION	16
Annual Management's Discussion and Analysis - December 31, 2022

• Underground development in the fourth quarter experienced the highest development rate of the year, with 1,297 metres of lateral development completed, triple that of the same prior year period, resulting in full-year lateral development of 4,303 metres. This successful ramp-up in development activity has secured multiple ore faces at different levels in the mine, providing increased operational flexibility to exploit multiple stope sequences simultaneously to support the 2023 production plan.

• Mill throughput of 300,000 tonnes in the fourth quarter at an average underground and open pit head grade of 1.94 g/t was 18% higher, compared to the same prior year period. Mill throughput for the year was 1,118,000 tonnes at an average grade of 1.99 g/t, a 16% increase from the prior year. The increase in mill throughput is due to improved availability resulting from the successful execution of mill maintenance strategies as well as the management of highly abrasive material from Grand Duc.

• The collective bargaining agreement with the Westwood union was renewed in December.

Financial Performance - Q4 2022 Compared to Q4 2021

• Mining costs were higher in the fourth quarter as an increased proportion of ore production was sourced from the underground mine at higher unit costs, reflecting the gradual ramp up of production after resuming underground operations in June 2021.

• Cost of sales, excluding depreciation, of $40.1 million was higher by $11.2 million or 39%, due to higher mining costs. Cost of sales per ounce sold, excluding depreciation, of $2,230, was lower by $105 or 4%, primarily due to higher gold sales, partially offset by higher mining costs.

• Cash costs of $39.8 million were higher by $11.0 million or 38%, due to higher mining costs. Cash costs per ounce sold of $2,210 were lower by $115 or 5%, primarily due to higher gold sales, partially offset by higher mining costs.

• AISC per ounce sold of $2,639 was lower by $136 or 5% primarily due to higher gold sales, partially offset by higher cash costs and sustaining capital expenditures.

• Sustaining capital expenditures in the fourth quarter of $7.8 million included underground development and diamond drilling of $5.3 million and other sustaining capital projects of $2.5 million. Expansion capital expenditures of $2.1 million relate to the relocation of certain infrastructure allowing for the expansion of the Grand Duc open pit.

Financial Performance - 2022 Compared to 2021

• Mining costs were higher in 2022 as an increased proportion of ore production was sourced from the underground mine at higher unit costs, reflecting the gradual ramp up of production after resuming underground operations in June 2021.

• Cost of sales, excluding depreciation, of $139.2 million, was higher by $62.2 million or 81%, due to higher mining costs. Cost of sales per ounce sold, excluding depreciation, of $2,093, was lower by $159 or 7%, primarily due to higher gold sales, partially offset by higher mining costs.

• Cash costs of $137.5 million were higher by $60.9 million or 80%, due to higher mining costs. Cash costs per ounce sold of $2,068 were lower by $172 or 8%, primarily due to higher gold sales, partially offset by higher mining costs.

• AISC per ounce sold of $2,568 was lower by $32 or 1%, due to higher gold sales, offset by higher cash costs and sustaining capital.

• Sustaining capital expenditures of $30.3 million for 2022 included underground development and diamond drilling of $24.4 million and other sustaining projects of $5.9 million. Expansion capital expenditures of $4.8 million for YTD 2022 primarily related to advancing Fayolle property activities and supporting the expansion of the Grand Duc open pit.

Outlook

Westwood gold production is expected to be in the range of 70,000 to 90,000 ounces in 2023, with an increasing proportion of ore sourced from the underground mine. Production levels are expected to progressively increase over the course of the year, benefiting from the continued advancement of underground development providing access to higher grade zones in the second half of the year. Mill feed will continue to be supplemented from available surface deposits. The 2023 production guidance continues to incorporate supplemental mill feed from satellite deposits, including ore feed from the Fayolle property in the second half of the year.

Capital expenditures are expected to be approximately $45 million of sustaining capital, compared to $35.1 million in 2022, primarily consisting of $20 million in underground development, $10 million for the renewal of the mobile fleet and fixed equipment, $7.5 million for repairs to the Westwood mill, and $7.5 million on other capital projects. This guidance assumes that underground development rates will continue at a pace consistent with the fourth quarter 2022.

Brownfield Exploration

Approximately 39,000 metres of underground and surface diamond drilling were completed in 2022 including approximately 3,500 metres in geotechnical drilling. Surface drilling focused on evaluating the resource potential between, and adjacent to, the Grand Duc and Doyon pits, while underground infill drilling focused on supporting the continued ramp up of underground mining operations.

IAMGOLD CORPORATION	17
Annual Management's Discussion and Analysis - December 31, 2022

Fayolle Property

The Company is progressing the development of the Fayolle deposit located approximately 30 kilometres northwest of the Westwood complex as part of a stage-gate process before a formal decision to exploit the deposit is made. Detailed engineering, permitting, and environmental studies are ongoing with the Ministry of the Environment and a closure plan filed has been approved by the Ministry of Natural Resources in December 2022 in support of the environmental permit required before a mining lease can be issued. It is estimated that the mining lease will be issued during the first half of the year with mining starting in the second half of the year.

Rouyn Gold Project

During the fourth quarter, IAMGOLD gave notice that it had elected to terminate its option to purchase a 100% interest in Yorbeau Resources Inc.'s ("Yorbeau") Rouyn Gold project, located near Rouyn-Noranda (see Yorbeau news release dated December 19, 2022).

Côté District, Canada

Côté Gold Project

The Côté District located 125 kilometres southwest of Timmins and 175 kilometres north of Sudbury, Ontario, Canada includes the Côté Gold construction project and the adjacent Gosselin deposit. The project is being developed by a 70:30 joint venture (the "Côté Gold UJV") between IAMGOLD, as the operator, and Sumitomo Metal Mining Co. Ltd. with the Company effectively owning a 64.75% interest in the associated land package at December 31, 2022. In July 2020, the Company, together with SMM, announced the decision to proceed with the construction of the project.

Funding transaction with Sumitomo

On December 19, 2022, the Company announced that it had reached an agreement to amend the Côté Gold UJV. Commencing in January 2023, Sumitomo will contribute certain of the Company's funding amounts to the Côté Gold Project that in aggregate are expected to total approximately $340 million over the course of 2023. As a result of Sumitomo funding such amounts, the Company will progressively transfer, in aggregate, an approximate 10% interest in Côté to SMM as funding is made by SMM, subject to the right for the Company to repurchase the Transferred Interests pursuant to the terms of the Amended JVA (the "Repurchase Option") to return to its full 70% interest in the Côté Gold Project. IAMGOLD will pay a repurchase option fee to SMM equal to the three month SOFR plus 4%, and IAMGOLD shall have the right to exercise the Repurchase Option on seven dates between November 30, 2023 and November 30, 2026, to return to its full 70% interest in the Côté Gold Project. The Company may exercise the Repurchase option through the payment of the aggregate amounts advanced by Sumitomo up to the achievement of commercial production, subject to certain adjustments relating to the period between initial gold production and commercial production. The Repurchase Option fee accrued during 2023 will be payable when the Company repurchases its interest and the fee accrued from January 1, 2024, onwards will be paid in cash on a quarterly basis.

The amendment to the Côté Gold UJV also includes changes to governance structure, including increasing the approval threshold of the Oversight Committee for annual budgets and unbudgeted expenditures above specified amounts. IAMGOLD's rights on the Oversight Committee are maintained.

Subsequent to December 31, 2022, SMM funded $126.4 million under the funding arrangement, resulting in the Company's interest in the Côté Gold project being diluted, as calculated by the Company, by 5.0% to 65.0%.

Project Expenditures

The Company incurred $185.6 million (at an average recorded USDCAD exchange rate of 1.39) in the fourth quarter 2022 and $631.9 million for 2022. Since commencement of construction IAMGOLD has incurred approximately $1.2 billion. The estimated attributable cost to complete the construction, on an incurred basis, and the Company's attributable funding requirement for 2023 is $800 to $875 million, assuming a USDCAD rate of 1.32. The Company's attributable funding requirement is net of equipment lease funding of $58 million for 2023 and working capital adjustments. It is expected that Sumitomo will fund approximately $340 million of the 2023 expenditure as per the Amended JVA, requiring IAMGOLD to fund the remaining $460 to $535 million during 2023.

Fourth Quarter Activities Update

As of December 31, 2022, overall, the project was estimated to be approximately 73% complete. The following provides an update on project activities:

Project Activity	Update
Health and safety	The project has surpassed 8.3 million hours of no lost time injuries. COVID-19 impacts have been limited but remain closely monitored and controlled on a case-by-case basis.
Labour and workforce

Current workforce on site is exceeding 1,500 workers and is at peak capacity levels. Work continued during December holidays and camp returned to full capacity in early January 2023. The project team is looking to increase the camp capacity by 200 beds in Q2 to support project activities.

IAMGOLD CORPORATION	18
Annual Management's Discussion and Analysis - December 31, 2022

Earthworks activities	Earthworks activities advanced with a focus on the tailing management facility ("TMF") dams, preparing haul roads for autonomous deployment and overburden removal.
• Water Realignment Channel 2 is now complete. Work has progressed on East Seepage collection Pond Dam, TMF West Dam and haul roads construction (HR4 and HR5).
• TMF East Starter Dam work is progressing including the liner and plinth installation. The focus is now to raise the East starter dam to a certain elevation to accumulate water during spring freshet.
Processing plant

Processing plant civil works is mostly finished with a few remaining concrete pours for the primary crusher area. Structural steel work in the HPGR and Secondary crushing area is well underway with the main structure and overhead crane to be installed in the first months of 2023. Installation of the leach tank is nearly complete. The bridge structure for both thickeners was also installed, and all of the major equipment has been installed in the coarse ore area.

Structural, mechanical and piping work activities in the processing plant are also underway, with ball mill and vertimill installations ongoing. Structural steel and piping work are also progressing and work on the CIP tank has started. The electrical installation contractor has mobilized with work starting on cable tray installation.

Infrastructure

The overhead power line has been completed, with the connection to the provincial Hydro grid and the main electrical substation progressing. The communications tower network for the autonomous haulage and drilling systems has progressed with 12 towers in operation and is scheduled to be completed in Q1 2023.

The truck shop foundation and structural steel erection is complete and work has started inside the building. Interior work is ongoing within the assay lab facility.

Installation of underground services has progressed significantly and critical work was completed in January 2023.

Procurement

Heavy mobile equipment continues to arrive on site with thirteen CAT 793F haul trucks, two 994 loaders and four D10 dozers having been delivered by the end of December.

The majority of equipment has been delivered with the remaining delivery progressing on schedule.

Permitting and sustainability

All critical permitting and sustainability work is complete with non-critical path work ongoing and expected to be received during the remainder of the project.

Community consultation and the implementation of the impact benefit agreements with indigenous partners continue. The health, safety and environmental programs and the emergency response plan are in development along with standard operating procedures.

Operational readiness

Operational readiness has been advanced in multiple areas with a continued focus on organizational design and the hiring strategy selection and implementation of technology, standardization of mine and mill and site maintenance processes and systems. Spare parts for equipment are being purchased and contracts for key consumables are being advanced. Autonomous hauling in support of mining activities began in January following quarter-end. Training documentation for autonomous haul trucks was completed in the quarter and is being refined based on implementation. Two groups of autonomous control room operators completed their onboarding and training. Operations personnel moved into the operations office facility and the mine control room has been fully commissioned. Training in live environment with loaders, haul trucks and dozer took place towards the end of the quarter. In early December the first drilling with the Côté owned and operated Epiroc D65 began with the first blast of a drilled pattern achieved prior to the end of the year.

Upcoming Milestones and Schedule Summary

Côté Gold is expected to commence production in early 2024. Construction of the project commenced in the third quarter 2020 and major earthworks commenced in the first quarter 2021. Recently achieved milestones and those remaining of note are as follows:

IAMGOLD CORPORATION	19
Annual Management's Discussion and Analysis - December 31, 2022

The Company cautions that potential further disruptions, including, without limitation caused by COVID-19, the Ukraine war, inflation, other global supply chain disturbances, weather, labour disputes and the tight labour market could continue to impact the timing of activities, availability of workforce, productivity and supply chain and logistics and, consequently, could further impact the timing of actual commercial production and, consequently, project costs.

Gosselin Zone

The Gosselin zone is located immediately to the northeast of the Côté Gold deposit. Approximately 17,000 metres of diamond drilling was completed in 2022 to further delineate and expand the Gosselin mineral resources and test selected targets along an interpreted favourable deposit corridor.

On January 27, 2022, the Company announced remaining assay results from its 2021 delineation diamond drilling program at the Gosselin zone confirming expected grades within the modelled resource and, in some cases, the extension of the mineralization zone outside the resources boundaries of the mineralization model (see news release dated January 27, 2022). On February 2, 2023, the Company announced assay results from its 2022 diamond drilling program demonstrating further the expansion potential of Gosselin at depth and to the south of the current resource boundary (see news release dated February 2, 2023).

In 2023, additional infill and delineation diamond drilling is planned to expand and increase the confidence of the existing resource. In addition, various technical studies are planned, including a metallurgical testing sampling program, the establishment of the environmental baseline and mining optimization studies for the inclusion of Gosselin resources into the Côté Gold life-of-mine plans.

Chibougamau District, Canada

The Chibougamau District includes the Nelligan Gold project and the Monster Lake project.

Nelligan Gold Project

The Nelligan Gold project is located approximately 40 kilometres south of the Chapais - Chibougamau area in Québec and is operating as a 75:25 earn-in option to joint venture with Vanstar Mining Resources Inc ("Vanstar"). The Company holds an option to earn an additional 5% interest, for an 80% total interest, by completing a feasibility study on the project. Approximately 4,700 metres of diamond drilling was completed in 2022 to support the completion of an updated resource estimate.

The Company reported an updated Mineral Resource Estimate (on a 100% basis) of 72.2 million tonnes of Indicated Mineral Resources averaging 0.85 g/t Au for 1.97 million ounces of gold, and 114.1 million tonnes of Inferred Mineral Resources averaging 0.88 g/t Au for 3.24 million ounces of gold (see news release dated January 12, 2023).

Royalties

EURO Ressources ("EURO") is a French mining royalty and streaming company listed on the NYSE Euronext of Paris stock exchange under the symbol EUR. EURO's main assets are a 10% royalty from IAMGOLD on the Rosebel Gold Mine production (excluding Saramacca) in Suriname (the "Rosebel royalty"), a silver stream from a subsidiary of Orezone Gold Corporation, a royalty on the Paul Isnard concessions in French Guiana and marketable securities. IAMGOLD owns 90% of EURO, makes quarterly royalty payments to EURO and receives a 90% share of the annual dividend from EURO, net of income taxes in France and withholding taxes. The Rosebel royalty payments from IAMGOLD apply to the first seven million ounces of gold production from Rosebel and are calculated using Afternoon London Price less approximately $300 to $350 per ounce. As of December 31, 2022, Rosebel had produced 5.7 million ounces of gold and 1.3 million ounces of gold remain under the Rosebel royalty agreement.

After the sale of the Rosebel mine to Zijin, IAMGOLD will continue to make quarterly royalty payments to EURO, based on Rosebel production reported by Zijin, and receive a 90% share of any annual dividend from EURO, net of income taxes in France and withholding taxes.

IAMGOLD CORPORATION	20
Annual Management's Discussion and Analysis - December 31, 2022

Exploration

In the fourth quarter 2022, expenditures for exploration and project studies totaled $7.9 million compared with $8.4 million in the same prior year period, of which $6.1 million was expensed and $1.8 million was capitalized. During the year, drilling activities on active projects and mine sites totaled approximately 130,000 metres. For additional information regarding the brownfield and greenfield exploration projects, see "Quarterly Updates". The Company's exploration expenditures guidance for 2023 is $18 million.

($ millions)	Q4 2022	Q4 2021	2022	2021	2020[2]
Exploration projects - greenfield	$5.6	$5.6	$25.1	$27.8	$19.9
Exploration projects - brownfield[1]	2.3	2.8	8.6	10.1	16.4
Total - continuing operations	7.9	8.4	33.7	37.9	36.3
Discontinued operations	1.5	2.7	3.9	9.5
Total - all operations	$9.4	$11.1	$37.6	$47.4	$36.3

1. Exploration projects - brownfield for the fourth quarter 2022 included near-mine exploration and resource development of $1.8 million (fourth quarter 2021 - $1.2 million, 2022 - $5.4 - million, 2021 $4.2 million, 2020 $8.4 million).

2. The 2020 financial results have not been restated and include Rosebel.

IAMGOLD CORPORATION	21
Annual Management's Discussion and Analysis - December 31, 2022

Discontinued operations - South America

Rosebel District, Suriname

On October 18, 2022, the Company announced that it had entered into a definitive agreement with Zijin Mining Group Co. Ltd. to sell its interests in Rosebel Gold Mines N.V. ("Rosebel" or "Rosebel Gold Mines"). The transaction closed on January 31, 2023, and the Company received proceeds of $371.5 million, consisting of sales proceeds of $360.0 million, plus $15.0 million of the cash held by Rosebel on January 31, 2023, less a preliminary working capital adjustment of $3.5 million. The Company is due to receive approximately $24.8 million by March 31, 2023, being the balance of the cash held by Rosebel on January 31, 2023, subject to final working capital adjustments. In addition, Zijin assumed the outstanding lease balances of approximately $39.5 million and the intercompany loans on closing.

The Rosebel Gold Mines include the Rosebel open pit mine located 85 kilometres south of the capital city of Paramaribo, Suriname and the Saramacca open pit satellite mine, located 25 kilometres from the Rosebel operations.

Rosebel Mine (IAMGOLD interest - 95%)1

	Q4 2022	Q4 2021	2022	2021	2020
Key Operating Statistics
Ore mined[2] (000s t)	1,723	2,194	6,172	5,975	7,032
Waste mined[2] (000s t)	11,384	11,594	48,823	37,163	35,348
Material mined[2] (000s t) - total	13,107	13,788	54,995	43,138	42,380
Strip ratio[2,3]	6.6	5.3	7.9	6.2	5.0
Ore milled (000s t) - Rosebel	1,457	1,461	5,723	6,232	7,973
Ore milled[2] (000s t) - Saramacca	598	988	2,665	3,655	2,347
Ore milled[2] (000s t) - total	2,055	2,449	8,388	9,887	10,320
Head grade[2,4] (g/t)	1.29	0.78	1.00	0.70	0.82
Recovery[2] (%)	96	86	94	85	91
Gold production[2] (000s oz) - 100%	82	53	252	188	245
Gold production[1] (000s oz) - owner operator	73	44	225	162	221
Gold production (000s oz) - attributable 95%	69	42	214	154	210
Gold sales[1] (000s oz) - owner operator	71	50	226	156	216
Average realized gold price[5] ($/oz)	$1,725	$1,795	$1,793	$1,777	$1,757
Financial Results ($ millions)[1]
Revenues[8]	$122.9	$88.2	$405.2	$276.2	$380.5
Operating costs	(69.3)	(68.9)	(253.9)	(220.1)	(206.2)
Royalties	(7.8)	(5.4)	(26.8)	(19.9)	(22.4)
Cash costs[5,6]	$(77.1)	$(74.3)	$(280.7)	$(240.0)	$(228.6)
Other mine costs[7]	(0.2)	(20.1)	(6.1)	(20.1)	(2.5)
Cost of sales[8]	$(77.3)	$(94.4)	$(286.8)	$(260.1)	$(231.1)
Sustaining capital expenditures[5,9]	(30.2)	(13.3)	(105.2)	(42.2)	(29.3)
Other costs and adjustments[10]	(3.2)	18.1	(4.1)	13.5	(4.4)
AISC[5]	$(110.7)	$(89.6)	$(396.1)	$(288.8)	$(264.8)
Expansion capital expenditures[5,11]	$(2.2)	$(17.1)	$(25.6)	$(56.4)	$(38.5)
Performance Measures[12]
Cost of sales excluding depreciation[13] ($/oz sold)	$1,085	$1,922	$1,269	$1,674	$1,068
Cash costs[5] ($/oz sold)	$1,083	$1,514	$1,243	$1,545	$1,056
AISC[5] ($/oz sold)	$1,554	$1,824	$1,753	$1,859	$1,224

1. Rosebel at 100% and Saramacca at 70%, as included in the consolidated financial statements, unless otherwise stated.

2. Includes Saramacca at 100%.

3. Strip ratio is calculated as waste mined divided by ore mined.

4. Includes head grade for the fourth quarter 2022 related to the Rosebel concession of 1.15 g/t and the Saramacca concession of 1.65 g/t (fourth quarter 2021 - 0.70 g/t and 0.91 g/t respectively).

5. This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".

6. Cash costs include by-product credits.

7. Other mine costs include the add-back of non-cash long-term portion of stockpile inventory NRV write-downs for the fourth quarter 2022 of $nil (fourth quarter 2021 - $20.0 million) and the exclusion of by-product credits.

8. As per note 36 of the consolidated financial statements for revenues and cost of sales. Cost of sales is net of depreciation expense.

9. Includes sustaining capitalized stripping for the fourth quarter 2022 of $14.7 million (fourth quarter 2021 - $nil) and 2022 of $50.1 million (2021 - $nil; 2020 - $nil).

10. Other costs and adjustments include sustaining lease principal payments and environmental rehabilitation accretion and depletion, partially offset by by-product credits.

11. Includes expansion capitalized stripping for the fourth quarter 2022 of $1.0 million (fourth quarter 2021 - $10.3 million) and 2022 of $19.6 million (2021 - $33.6 million; 2020 - $14.9 million).

12. Cost of sales, cash costs and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

13. Includes non-cash ore stockpile and finished goods inventories NRV write-down of $nil for the fourth quarter 2022 (fourth quarter 2021 - $23.1 million) and $5.8 million for 2022 (2021 - $38.2 million; 2020 - $nil), which had an impact on cost of sales per ounce sold for fourth quarter 2022 of $nil (fourth quarter 2021 - $469 per ounce sold) and $26 per ounce sold for 2022 (2021 - $246 per ounce sold; 2020 - $nil per ounce sold).

IAMGOLD CORPORATION	22
Annual Management's Discussion and Analysis - December 31, 2022

Operational Insights

• Annual attributable gold production for Rosebel was 214,000 ounces, exceeding the upper end of the updated guidance range of 175,000 to 200,000 ounces and 39% higher than the prior year. Gold production in the fourth quarter was 69,000 ounces, 64% higher than the same prior year period. Higher production was due to improved recovery as a result of mill upgrades and higher head grades, partially offset by lower throughput.

• Material mined of 13.1 million tonnes in the fourth quarter was 5% lower compared to the same prior year period due to a higher proportion of material mined from Saramacca, resulting in longer hauling distances, in addition to weather delays and soft floor conditions.

• Mill throughput of 2.1 million tonnes in the fourth quarter at an average head grade of 1.29 g/t was 16% lower compared to the same prior year period, due to higher proportions of hard rock milled. Rosebel contributed 57% of the ore at an average head grade of 1.25 g/t, Saramacca contributed 27% at an average head grade of 1.72 g/t and the remaining 16% was sourced from ore stockpiles with an average head grade of 0.75 g/t. Mill recovery of 96% for the fourth quarter was higher than same prior year period, due to the improvements to the carbon adsorption/desorption circuit completed at the end of 2021.

Financial Performance - Q4 2022 Compared to Q4 2021

• Production costs were higher in the fourth quarter due to inflationary impacts on consumables and supplies, as well as higher costs and higher royalties resulting from increased gold sales.

• Cost of sales, excluding depreciation, of $77.3 million was lower by $17.1 million or 18%, due to a NRV write down of $23.1 million recorded in Q4 2021, partially offset by higher production costs. Cost of sales per ounce sold, excluding depreciation, of $1,085 per ounce sold was lower by $ 837 or 44%, due to the higher gold sales and lower cost of sales.

• Cash costs of $77.1 million were higher by $2.8 million or 4%, due to higher production costs. Cash costs of $1,083 per ounce sold were lower by $431 or 28%, primarily due to higher gold sales, partially offset by higher production costs.

• AISC per ounce sold of $1,554 was lower by $270 or 15% due to higher gold sales, partially offset by higher sustaining capital expenditures and cash costs.

• Total capitalized stripping of $15.7 million was higher by $5.4 million or 52% due to higher mining costs and volumes of waste stripping.

• Sustaining capital expenditures, excluding capitalized stripping, of $15.5 million included capital spares of $5.4 million, mobile equipment of $1.6 million, mill equipment of $1.3 million, tailings management of $1.3 million, pit development at Saramacca of $0.9 million, and other sustaining projects of $5.0 million. Expansion capital expenditures, excluding capitalized stripping, of $1.2 million included the Saramacca project and other expansion projects.

Financial Performance - 2022 Compared to 2021

• Production costs were higher in 2022 due to inflationary impacts on consumables and supplies, as well as higher costs and higher royalties resulting from increased gold sales.

• Cost of sales, excluding depreciation, of $286.8 million, was higher by $26.7 million or 10%, primarily due to higher production costs, partially offset by a NRV write down of $38.2 million recorded in 2021. Cost of sales per ounce sold, excluding depreciation, of $1,269 was lower by $405 or 24%, primarily due to higher gold sales, partially offset by higher cost of sales.

• Cash costs of $280.7 million were higher by $40.7 million or 17%, primarily due to higher production costs. Cash costs per ounce sold of $1,243 were lower by $302 or 20%, primarily due to higher gold sales, partially offset by higher production costs.

• AISC per ounce sold of $1,753 was lower $106 or 6%, primarily due to higher gold sales, partially offset by higher sustaining capital expenditures and cash costs.

• Total capitalized stripping of $69.7 million was higher by $36.1 million or 107% due to higher volumes of waste stripping.

• Sustaining capital expenditures, excluding capitalized stripping, of $55.1 million included capital spares of $22.0 million, mill equipment of $7.0 million, mobile equipment of $5.3 million, tailings management of $5.0 million, Saramacca pit development of $3.7 million, water management of $2.9 million and other sustaining projects of $9.2 million. Expansion capital expenditures, excluding capitalized stripping, of $6.0 million primarily included the Saramacca development project.

IAMGOLD CORPORATION	23
Annual Management's Discussion and Analysis - December 31, 2022

FINANCIAL CONDITION

Liquidity and Capital Resources

As at December 31, 2022, the Company had $407.8 million in cash and cash equivalents at its continuing operations and net debt1 of $605.6 million. Approximately $26.6 million was available under the Company's secured revolving credit facility ("Credit Facility") resulting in liquidity1 at December 31, 2022, of approximately $434 million. At December 31, 2022, assets held for sale included cash and cash equivalents of $40.8 million of which $38.5 million was held at Rosebel, resulting in total cash and cash equivalents of $448.6 million. On the closing of the Rosebel sales transaction, the Company received $15 million of the January 31, 2023, Rosebel cash balance of $39.8 million and will receive the remaining balance by the end of March 2023. The Côté Gold UJV requires its joint venture partners to fund, in advance, two months of future expenditures. During the third quarter, the Côté UJV amended this requirement to two months from three months. The Company uses dividends and intercompany loans to repatriate funds from its operations and the timing of dividends may impact the timing and amount of required financing at the corporate level, including the Company's drawdowns under the Credit Facility. As at December 31, 2022, $236.4 million of cash and cash equivalents was held by Côté Gold and Essakane. The cash at Côté will be used for expenditures of Côté Gold and excess cash at Essakane is repatriated through dividend payments, of which the Company will receive its 90% share, net of dividend taxes. The Company funded its portion of the Côté UJV funding in 2022 with available cash balances, cash generated from its operations and drawdowns on the Credit Facility. Restricted cash in support of environmental closure costs obligations related to Essakane, Doyon division and Côté Gold project totaled $56.3 million. The following sets out the changes in cash balance from September 30, 2022 to December 31, 2022 and December 31, 2021, to December 31, 2022:

_____________________________

1. This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".

IAMGOLD CORPORATION	24
Annual Management's Discussion and Analysis - December 31, 2022

Current assets as at December 31, 2022, were $1,521.3 million, up $570.2 million compared with December 31, 2021. The increase was due to the Rosebel and the Bambouk long term assets held being classified as assets held for sale of $785.6 million, offset by lower cash and cash equivalents and short term investments of $144.7 million of which $40.8 million reclassified to assets held for sale and inventories of $102.2 million, of which $115.4 million reclassified to assets held for sale. Current liabilities as at December 31, 2022, were $646.2 million, up $64.5 million compared with December 31, 2021. The increase was due to the Rosebel and the Bambouk long term liabilities being reclassified as liabilities held for sale of $162.9 million, offset by a decrease in the current portion of deferred revenue of $189.7 million in connection with the Company's 2019 gold sale prepayment arrangement (the "2019 Prepay Arrangement") being recognized in revenue as it settled in equal monthly physical gold deliveries of 12,500 ounces in 2022, and a decrease in accounts payable and accrued liabilities of $10.3 million, of which $89.7 million reclassified to liabilities held for sale.

The following table summarizes the Company's long-term debt:

	Dec 31	Dec 31	Dec 31
($ millions)[1]	2022	2021	2020
Credit Facility	$455.0	$-	$-
5.75% senior notes	447.6	445.7	438.6
Equipment loans	16.1	18.7	28.0
	$918.7	$464.4	$466.6

1. Long-term debt does not include leases in place at continuing operations of $73.8 million as at December 31, 2022 (December 31, 2021 - $11.4 million, December 31, 2020 - $10.3 million).

1. Includes principal and interest payments for the credit facility, 5.75% senior notes and equipment loans and does not include the repayment of the 2022 Prepay Arrangements (defined below) which will be physically settled in 2024 and leases.

Credit Facility

The Company has a $500 million Credit Facility, which was entered into in December 2017 and amended including in February 2021, to primarily extend the maturity date from January 31, 2023, to January 31, 2025, for $490 million of the available credit. During the year ended December 31, 2022, the Company drew down $455 million on the Credit Facility. As at December 31, 2022, the Company had letters of credit in the amount of $18.4 million issued under the Credit Facility to guarantee certain environmental indemnities and $26.6 million was available under the Credit Facility. Subsequent to the year ended December 31, 2022, the Company issued a letter of credit totaling $10.8 million under the Credit Facility to guarantee certain environmental indemnities. The Company repaid $9.1 million on the Credit Facility on January 31, 2023 as the available credit reduced to $490 million.

The Credit Facility provides for an interest rate margin above London Interbank Offered Rate, banker's acceptance prime rate and base rate advances which vary, together with fees related thereto, according to the total Net Debt to EBITDA ratio of the Company. The Credit Facility is secured by certain of the Company's real assets, guarantees by certain of the Company's subsidiaries and pledges of shares of certain of the Company's subsidiaries. The key terms of the Credit Facility include certain limitations on incremental debt, certain restrictions on distributions and financial covenants including Net Debt to EBITDA and Interest Coverage. The Company entered into an amendment in conjunction with entering into a definitive agreement to sell its interests in the Rosebel mine where the lenders under the credit facility provided consent to release their security over the Rosebel mine at the close of the transaction. The amendment requires that the proceeds from the sale be used for funding the Côté Gold project with certain exceptions. The Company entered into a further amendment to obtain consent for the amendment to the Amended UJV agreement as part of the funding agreement with SMM. Subsequent to December 31, 2022, the Company obtained consent for the sale of the Bambouk assets.

Senior notes

In September 2020, the Company completed the issuance of $450 million of senior notes at face value with an interest rate of 5.75% per annum (the "Notes"). The Notes are denominated in U.S. dollars and mature on October 15, 2028. Interest is payable in arrears in equal semi-annual installments on April 15 and October 15 of each year, beginning on April 15, 2021, in the amount of approximately $12.9 million for each payment. The Notes are guaranteed by certain of the Company's subsidiaries. The Company incurred transaction costs of $7.5 million which have been capitalized and offset against the carrying amount of the Notes within long-term debt in the consolidated balance sheets and are being amortized using the effective interest rate method.

IAMGOLD CORPORATION	25
Annual Management's Discussion and Analysis - December 31, 2022

Leases

At December 31, 2022, the Company had lease obligations of $73.8 million at a weighted average borrowing rate of 6.26%.

On April 29, 2022, the Company, on behalf of the Côté Gold UJV, entered into a master lease agreement with Caterpillar Financial Services Limited to lease certain mobile equipment, expected to be delivered over the course of 2022 and 2023, with a value of approximately $125 million. In connection therewith, SMM entered into a guarantee of 30% of the obligations under such agreement, reflecting its pro rata interest in the Côté Gold UJV. IFRS requires that the Company recognize 100% of the Côté Gold UJV lease liability and right-of-use assets on its balance sheet, including the $16.9 million portion guaranteed by SMM that represents their 30% ownership in the unincorporated joint venture.

Equipment loans

At December 31, 2022, the Company had equipment loans with a carrying value of $16.1 million secured by certain mobile equipment, with interest rates between 5.23% and 5.95% which mature in 2024. The equipment loans are carried at amortized cost on the consolidated balance sheets. On March 31, 2022, the Company entered into an amendment to increase the equipment loan facility by $6.2 million on similar terms. The equipment loan facility has been fully drawn as at December 31, 2022.

Prepay arrangements

During 2019, the Company entered into the 2019 Prepay Arrangement with a collar range of $1,300 to $1,500 per ounce at a cost of 5.38% per annum. Pursuant to the 2019 Prepay Arrangement, the Company received a cash prepayment of $169.8 million in December 2019 in exchange for delivering 150,000 gold ounces in 2022. During the year ended December 31, 2022, the Company delivered 150,000 ounces into the 2019 Prepay Arrangement and received $30.0 million in cash in relation to the collar, completing the 2019 Prepay Arrangement.

During 2021, the Company entered into gold sale prepayment arrangements (the "2022 Prepay Arrangements") at a weighted average cost of 4.45% per annum in respect of 150,000 gold ounces. These arrangements have an average forward contract price of $1,753 per ounce on 50,000 gold ounces and a collar range of $1,700 to $2,100 per ounce on 100,000 gold ounces. The Company received $236.0 million in 2022 and is to physically deliver 150,000 ounces over the course of 2024. The 2022 Prepayment Arrangements had the effect of rolling the 2019 Prepay Arrangement from 2022 to 2024 after the completion of the construction of Côté Gold.

Surety bonds and performance bonds

As at December 31, 2022, the Company had (i) C$215.8 million ($159.5 million) of surety bonds, issued pursuant to arrangements with insurance companies, in support of environmental closure costs obligations related to the Doyon division and Côté Gold and (ii) C$37.3 million ($27.6 million) of performance bonds in support of certain obligations related to the construction of Côté Gold.

During the year ended December 31, 2022, the Company posted $29.3 million of security for certain of the surety bonds. $10.9 million was posted as cash collateral and C$24.9 million ($18.4 million) was posted through the issuance of a letter of credit under the Credit Facility. The balance of $130.2 million remains uncollateralized.

The Company expects that the surety bonds in support of the Doyon division will have to be increased to support the updated environmental closure cost obligations in the updated closure plan once such closure plan has been approved by the applicable regulatory authorities. The Company will also have to post additional surety bonds at Côté Gold once the project achieves commercial production.

Derivative contracts

In addition to the gold sale prepayment arrangements noted above, and in order to mitigate volatility during the construction of Côté Gold, the Company entered into certain derivative contracts in respect of certain of its future gold sales and exchange rates. In addition, the Company manages certain other commodities exposure such as oil through derivatives. See "Market Risk

- Summary of Hedge Portfolio" for information relating to the Company's outstanding derivative contracts including the derivative contracts associated with Côté Gold.

Liquidity Outlook

At December 31, 2022, the Company had available liquidity of $434.4 million comprised of $407.8 million in cash and cash equivalents and $26.6 million available for draw down under the Credit Facility. As at December 31, 2022, $236.4 million of cash and cash equivalents was held by the Côté Gold UJV and Essakane. The Côté Gold UJV requires its joint venture partners to fund, in advance, two months of estimated future expenditures. The Company uses dividends to repatriate funds from Essakane and these can only be declared during the second and third quarters of the year and this timing impacts the amount of cash held by Essakane.

The remaining attributable funding required by the Company to the Côté UJV to complete the construction of the Côté Gold Project is estimated to be between $800 and $875 million from January 1, 2023. SMM will be funding up to $340 million of this amount on behalf of the Company as per the funding agreement entered into with SMM on December 19, 2022 (see "Côté Gold Project"), requiring the Company to fund approximately $460 to $535 million during 2023. Subsequent to December 31, 2022, SMM funded $126.4 million on behalf of the Company, resulting in the Company's interest in the Côté Gold Project being diluted, as calculated by the Company, by 5.0% to 65.0%.

IAMGOLD CORPORATION	26
Annual Management's Discussion and Analysis - December 31, 2022

The transaction with Zijin Mining Group Co. Ltd. to sell the Company's interests in the Rosebel mine closed on January 31, 2023, and the Company received total cash consideration of $371.5 million on January 31, 2023, with estimated additional proceeds of $24.8 million expected to be received by the end of March 2023, subject to closing working capital adjustments. The Company is expecting to close the transaction for the sale of its interests in the Bambouk assets during the second and third quarters of 2023 for pre-tax cash consideration of $282 million.

Based on strategic transactions executed in the fourth quarter of 2022, the information currently available and prevailing market conditions, which impact project expenditures and operating cash flows, the Company believes it has met the remaining funding requirements to complete construction of the Côté Gold Project based on the current estimated cost and schedule and does not expect that it will require additional liquidity in 2023. The Company continues to advance additional financing initiatives to strengthen its balance sheet, improve its liquidity and reduce amounts drawn under its credit facility, and in order to place the Company in a strong position to return to a 70% interest in the Côté Gold Project.

The Company's financial results are highly dependent on the price of gold, oil and foreign exchange rates and future changes in these prices will, therefore, impact performance. The Company will be dependent on the cash flows generated from the Côté Gold project to repay its existing and any additional indebtedness that it may incur to fund the remaining construction costs of the Côté Gold project. Readers are encouraged to read the "Caution Regarding Forward Looking Statements" and the "Risk Factors" sections contained in the Company's 2021 Annual Information Form, which is available on SEDAR at www.sedar.com and the "Caution Regarding Forward Looking Statements" and "Risk and Uncertainties" section of the MD&A.

Contractual Obligations

As at December 31, 2022, contractual obligations from continuing operations with various maturities were approximately $2.0 billion, primarily comprising expected future contractual payments of long-term debt including principal and interest, purchase obligations, capital expenditures obligations, asset retirement obligations and lease obligations, partially offset by cash collateralized letters of credit and restricted cash in support of environmental closure cost obligations for certain mines. The Company believes these obligations will be met through available cash resources and net cash from operating activities. The Company entered into derivative contracts for risk management purposes. These derivative contracts are not included in the contractual obligations. Details of these contracts are included in "Market Risk - Summary of Hedge Portfolio".

	Payments due by period[1]
At December 31, 2022	Total	<1 yr	1-2 yrs	3-4 yrs	>4 yrs
Long-term debt	$1,148.6	$69.1	$550.5	$53.2	$475.8
Purchase obligations	114.6	102.3	3.8	4.8	3.7
Capital expenditure obligations	347.0	327.2	15.8	4.0	-
Lease obligations	33.7	8.4	15.8	4.3	5.2
Total contractual obligations	$1,643.9	$507.0	$585.9	$66.3	$484.7
Asset retirement obligations	315.3	5.5	19.7	21.5	268.6
	$1,959.2	$512.5	$605.6	$87.8	$753.3

1. Total contractual obligations exclude the 2022 Prepay Arrangement which will be physically settled in 2024.

The Company uses derivative contracts to hedge for risk management purposes. Details of these contracts are included in "Market Risk - Summary of Hedge Portfolio".

Cash Flow

($ millions)	Q4 2022	Q4 2021	2022	2021	2020
Net cash from (used in) per consolidated financial statements:
Operating activities	$66.8	$67.5	$408.7	$285.0	$347.6
Investing activities	(233.3)	(263.3)	(891.9)	(630.7)	(246.2)
Financing activities	64.2	0.4	404.0	(41.2)	0.8
Effects of exchange rate fluctuation on cash and cash equivalents	15.3	(1.8)	(17.1)	(9.7)	8.7
Increase (decrease) in cash and cash equivalents	$(87.0)	$(197.2)	$(96.3)	$(396.6)	$110.9
Cash and cash equivalents, beginning of the period	535.6	742.1	544.9	941.5	830.6
Cash and cash equivalents, end of the period - all operations	$448.6	$544.9	$448.6	$544.9	$941.5
Less: Cash and cash equivalents included in Assets held for sale	(40.8)	-	(40.8)	-
Cash and cash equivalents, end of the period - continuing operations	$407.8	$544.9	$407.8	$544.9	$941.5

IAMGOLD CORPORATION	27
Annual Management's Discussion and Analysis - December 31, 2022

Operating Activities

Net cash flow from operating activities was $66.8 million for the fourth quarter of 2022 and includes cash flow from operating activities of $12.3 million from continuing operations and $54.5 million from discontinued operations. Net cash from operating activities from the continuing operations decreased by $40.4 million from the same prior year period, primarily due to:

• lower cash earnings of $35.6 million

• a net unfavourable change in non-cash working capital movements of $13.3 million partially offset by

• net proceeds from the 2022 Prepay Arrangements of $10.3 million.

Net cash flow from operating activities was $408.7 million for the year ended 2022 and includes cash flow from operating activities of $257.6 million from continuing operations and $151.1 million from discontinued operations. Net cash from operating activities from the continuing operations decreased by $0.2 million from the prior year, primarily due to:

• an unfavourable change in non-cash working capital movements and non-current ore stockpiles of $42.4 million resulting from an increase in the value-added tax and HST receivable of $55.3 million and an increase in supplies inventory, ore stockpile and finished goods inventories of $9.5 million partially offset by:

• an increase in trade and other payables of $20.7 million due to timing of payment of suppliers

• an increase in income tax paid of $31.4 million resulting from withholding taxes on repatriation of funds of $26.9 million offset by:

• higher cash earnings of $19.3 million

• net proceeds from the 2022 Prepay Arrangements of $41.0 million

• higher cash receipts from the settlement of derivatives of $11.8 million.

Investing Activities

Net cash used in investing activities for the fourth quarter 2022 was $233.3 and included cash used in investing activities from continuing operations of $205.4 million and discontinued operations of $27.9 million. Compared with the fourth quarter 2021, net cash used in investing activities from the continuing operations decreased by $28.3 million, primarily due to a decrease in capital expenditures for property, plant and equipment of $13.4 million and proceeds from the disposal of bond fund investments and marketable securities of $13.3 million.

Net cash used in investing activities for the year ended 2022 was $891.9 million and included cash used in investing activities from continuing operations of $761.2 million and discontinued operations of $130.7 million. Net cash used in investing activities from the continuing operations increases by $234.2 million when compared with the prior year, primarily due to an increase in capital expenditures for property, plant and equipment of $217.5 million mainly related to the Cóté Gold construction, an increase in restricted cash of $10 million as well as the increase in borrowing costs of $8.6 million, partially offset by proceeds from the disposal of marketable securities and bond fund investments of $38.0 million. The prior year's investing activities also included the proceeds of selling non-core royalties for $45.9 million.

Financing Activities

Net cash from (used in) financing activities for the fourth quarter 2022 was $64.2 million and included cash from financing activities from continuing operations of $68.6 million and discontinued operations of $(4.4) million. Compared with the fourth quarter 2021, net cash from financing activities for the continuing operations increased by $66.1 million, primarily due to proceeds from the Credit Facility drawdowns of $75.0 million.

Net cash from financing activities for the year ended 2022 was $404.0 million and included cash from financing activities from continuing operations of $420.9 million and discontinued operations of $(16.9) million. Net cash from financing activities for continuing operations increased by $443.7 million from the prior year, primarily due to proceeds received from the Credit Facility drawdowns of $455.0 million and the equipment loans of $6.0 million, partially offset by an increase in dividends paid to non-controlling interest of $13.4 million.

Market Trends

Global Financial Market Conditions and Gold Price

The spot price of gold at the end of the fourth quarter 2022 was $1,814 per ounce and gold traded in a range of $1,628 to $1,824 per ounce during the fourth quarter 2022.

The price of gold is a key driver of the Company's profitability. The average and closing spot gold price and the Company's average realized gold price are set out below. The Company's hedging strategy is designed to mitigate gold price risk during the Côté Gold construction period. See "Market Risk" for more information.

	Q4 2022	Q4 2021	2022	2021	2020[3]
Average market gold price ($/oz)	$1,726	$1,795	$1,801	$1,799	$1,769
Average realized gold price[1,2] ($/oz)	$1,639	$1,794	$1,721	$1,793	$1,778
Closing market gold price ($/oz)	$1,814	$1,806	$1,814	$1,806	$1,888

1. This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".

2. Excluding the impact of the 2019 Prepay Arrangement the average realized gold price was $1,704 for the fourth quarter 2022 and $1,802 for 2022.

3. The 2020 financial results have not been restated and include Rosebel.

IAMGOLD CORPORATION	28
Annual Management's Discussion and Analysis - December 31, 2022

Inflation

Inflation continues to have an impact on the business as supply demand imbalances continue to impact costs. As a result, central banks continue to raise benchmark rates in an effort to curb inflation. In the U.S., the Fed continued to hike the funds rate again by 50 bps in December and an additional 25bps in February 2023. This brings the benchmark lending rate target range to 4.50% to 4.75%.

Currency and Oil Prices

The U.S. dollar is the Company's functional currency. The Company's revenues are primarily denominated in U.S. dollars. The Company's main exposures are to the Canadian dollar, euro and oil prices.

The Company's Canadian dollar exposures relate to operational and capital expenditures in Canada. The Company's hedging strategy was designed to mitigate the risk of exposure to exchange rate volatility of the Canadian dollar. See "Market Risk".

The Company's euro exposures relate to operational and capital expenditures in West Africa. The Company sells a portion of its gold in euros to partially mitigate its exposures.

The Company's oil exposures relate primarily to its mining operations in West Africa and South America. The Company's hedging strategy was designed to mitigate the risk of oil price appreciation given it is a significant input cost in the production of gold. See "Market Risk".

	Q4 2022	Q4 2021	2022	2021	2020
Average rates
USDCAD	1.3573	1.2606	1.3019	1.2537	1.3409
EURUSD	1.0220	1.1436	1.0533	1.1828	1.1419
Closing rates
USDCAD	1.3533	1.2656	1.3533	1.2656	1.2754
EURUSD	1.0694	1.1377	1.0694	1.1377	1.2228
Average Brent price ($/barrel)	$89	$80	$99	$71	$43
Closing Brent price ($/barrel)	$86	$78	$86	$78	$52
Average WTI price ($/barrel)	$83	$77	$94	$68	$39
Closing WTI price ($/barrel)	$80	$75	$80	$75	$49

Sensitivity Impact

The following table provides estimated cost per ounce sensitivities around certain inputs, excluding the impact of the Company's hedging program which can affect the Company's operating results, assuming guided 2022 production and costs levels:

	Change of	Annualized impact on Cost of Sales $/oz	Annualized impact on Cash Costs[1] $/oz	Annualized impact on AISC[1] $/oz
Gold price[2]	$100/oz	$5	$5	$5
Oil price	$10/barrel	$12	$12	$14
USDCAD	$0.10	$26	$26	$39
EURUSD	$0.10	$25	$25	$40

1. This is a non-GAAP financial measure. See "Non-GAAP Financial Measures". Cash costs and AISC per ounce of gold sold consist of Essakane and Westwood on an attributable basis of 90% and 100%, respectively.

2. Gold price sensitivities include royalties and additional costs with a gold price link, which are included in total cost of sales, cash costs and AISC.

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates and that this in turn affects the Company's financial condition. The Company establishes trading agreements with counterparties under which there is no requirement to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative.

Currency Exchange Rate Risk

The Company's functional currency is the U.S. dollar which creates currency exchange risk exposure primarily associated with its expenditures denominated in Canadian dollars and euros. To manage this risk, the Company uses various hedging strategies, including holding some of its cash and cash equivalents in Canadian dollar or euro denominated bank accounts creating a natural off-set to the exposure and derivative contracts such as forwards or options. Option contracts can be combined through the use of put option contracts and call option contracts (collar structure), within a range of expiry dates and strike prices.

Oil Contracts and Fuel Market Price Risk

Brent and West Texas Intermediate ("WTI") are components of diesel and fuel oil which are among the key inputs impacting the Company's costs. To manage the risk associated with the fluctuation in the costs of these commodities, the Company uses various hedging strategies, such as the use of options. Option contracts can be combined through the use of put option contracts and call option contracts (collar structure), within a range of expiry dates and strike prices.

IAMGOLD CORPORATION	29
Annual Management's Discussion and Analysis - December 31, 2022

Gold Contracts and Market Price Risk

The Company's primary source of revenue is gold. The Company's hedging strategy is designed to mitigate gold price risk during the Côté Gold construction period. To manage such risk, the Company uses various hedging strategies, such as the use of call option contracts. Option contracts can also include put option contracts and call option contracts (collar structure), within a range of expiry dates and strike prices.

Summary of Hedge Portfolio

At December 31, 2022, the Company's outstanding foreign currency and oil derivative contracts were as follows:

	2023	2024
Foreign Currency[1,5]
Canadian dollar contracts[2] (millions of C$)	575	163
Rate range (USDCAD)	1.30 - 1.46	1.30 - 1.32
Hedge ratio[3]	57%	15%
Commodities[4]
Brent oil contracts (thousands of barrels)	428	270
Contract price range ($/barrel of crude oil)	41 - 65	41 - 55
Hedge ratio[3]	56%	36%
WTI oil contracts (thousands of barrels)	473	270
Contract price range ($/barrel of crude oil)	36 - 60	38 - 50
Hedge ratio[3,6]	66%	38%

The summary of hedge portfolio includes other instruments that the Company considers economic hedges.

1. 2023 Canadian dollar hedges excludes Canadian dollars on hand which functions as a natural hedge for the Company's 2023 Canadian dollar expenditures.

2. The Company previously executed Canadian dollar collar options, which consist of Canadian dollar call and put options within the given range in 2023 through 2024. The Company will recognize a gain from the difference between a lower market price and the Canadian dollar call strike price. The Company will incur a loss from the difference between a higher market price and the Canadian dollar put strike price. 2023 includes the TARF and forwards with an extension feature discussed below. The Company estimates the timing of future knockouts on the TARF occurring based on analyst consensus estimates for foreign exchange rates.

3. The Company calculates hedge ratios based on future estimates of operating and capital expenditures (such as its Canadian dollar operating and capital expenditures at Westwood and its corporate office, and Canadian dollar capital expenditures at Côté Gold during the construction period, future estimated uses of commodities and future estimated production. Outstanding derivative contracts are allocated based on a specified allocation methodology. Approximately 87% of the 2023 Canadian dollar exposure at Côte has been hedged, after incorporating the SMM funding $340 million at an assumed rate of 1.32.

4. The Company previously executed Brent and WTI collar options, which consist of Brent and WTI put and call options with strike prices within the given range in 2023 through 2024. The Company will incur a loss from the difference between a lower market price and the put strike price. The Company will recognize a gain from the difference between a higher market price and the call strike price. Includes hedged exposure for WTI at Côté Gold in 2023 and 2024, with a hedge ratio of 30% and 0%, respectively. After the sale of Rosebel, the WTI hedges will be applied to Côte in 2023 and 2024, with a hedge ratio of 260% and 170% respectively.

5. In the fourth quarter the Company executed USDCAD forward contracts at an average rate of $1.3612 for CAD$150 million.

6. On October 18, 2022, it was announced that the Rosebel mine would be sold and as a resulted was classified as a discontinued operation going forward. WTI contracts were entered into in order to hedge Rosebel's oil exposure for which the Company will no longer be exposed to subsequent to closing of the Rosebel sale. The number of oil contracts continues to include WTI contracts previously allocated to Rosebel however subsequent to the Rosebel sale the Company's WTI exposure will only pertain to the Côté Gold project.

In connection with the construction of Côté Gold, the Company entered into a Target Redemption Forward ("TARF") structure as part of its strategy to manage exposure to the Canadian dollar. The Company has not designated the TARF financial derivative contract as a hedge for accounting purposes, although the Company does consider this arrangement to be an effective economic hedge. The derivative structure includes a termination feature as well as a leverage component. Contractual terms of the TARF include the following:

• There are four underlying contracts with strike prices ranging from 1.30 to 1.31.

• On any monthly option fixing date, if the USDCAD exchange rate is below the strike price, the Company expects to exercise its option and deliver $7.7 million and receive CAD$10 million.

• On any monthly option fixing date, if the USDCAD exchange rate is above the strike price, the Company expects that the counterparty will exercise its option in which case the Company will deliver $15.3 million and receive CAD$20 million.

• The term of the arrangement is 30 months from January 2022 to June 2024. If the contract is exercised for a total of 12 times when the USDCAD is below the strike price, the arrangement will terminate. Each of the four contracts were exercised from January to May and July to August while the USDCAD was below the strike price. Three of the four contracts were exercised in June. None of the four contracts were exercised from September to December 31, 2022. This results in three contracts having four knockouts remaining and one contract having five knockouts remaining.

• The Company realized a gain (loss) for the three and twelve months ended December 31, 2022, of $(2.4) million and $(1.0) million, respectively, on the TARF which is included in interest income, derivatives and other investment gains (losses) in the consolidated statements of earnings (loss).

In connection with the construction of Côté Gold, the Company entered a forward contract with an extendable feature to purchase C$10 million per month during 2022 for a total of $120 million at a forward exchange rate of 1.32 USDCAD. The counterparty has an option, at its sole discretion, to extend the contract for twelve months, which would require the Company to purchase C$10 million per month during 2024 at the forward exchange rate. The option expires in November 2023. The Company realized a gain for the three and twelve months ended December 31, 2022, of $(0.8) million and $1.6 million, respectively, on this contract which is included in interest income, derivatives and other investment gains (losses) in the consolidated statements of earnings (loss).

IAMGOLD CORPORATION	30
Annual Management's Discussion and Analysis - December 31, 2022

At December 31, 2022, the Company's outstanding gold bullion contracts and gold sale prepayment arrangements were as follows:

	Put	Call	2023	2024
	Weighted average $/ounce		Thousands of ounces
Zero cost collars	1,700	2,252	93	-
Zero cost collars	1,850	1,990	75	-
Zero cost collars	1,850	2,175	15	-
Zero cost collars	1,850	2,191	15	-
Subtotal gold bullion contracts			198	-
2022 Prepay Arrangements - collar	1,700	2,100	-	100
2022 Prepay Arrangements - forward	1,753	-	-	50
Subtotal gold sale prepay arrangements			-	150
Total[1]			198	150

1. The Company executed gold collar options, which consist of gold put and call options with strike prices within the given range in 2023. The Company will incur a loss from the difference between a higher market price and the call strike price. The Company will recognize a gain from the difference between a lower market price and the put strike price. In the first quarter, the Company executed gold collar options with an average price range of $1,850 to $1,990 for 75,000 ounces. The Company executed additional gold collar options in the second quarter with an average price range of $1,850 to $2,183 for 30,000 ounces.

The Company's cost metrics were impacted as follows by realized derivative gains and losses:

	Q4 2022	Q4 2021	2022	2021	2020[1]
Cost of sales per ounce sold before hedging	$1,181	$1,475	$1,075	$1,148	$1,029
Realized derivative gains (losses) per ounce sold	24	24	34	13	(28)
Cost of sales per ounce sold	$1,157	$1,451	$1,041	$1,135	$1,057
Cash cost per ounce sold before hedging	$1,250	$1,103	$1,086	$1,058	$1,010
Realized derivative gains (losses) per ounce sold	24	24	34	13	(28)
Cash cost per ounce sold	$1,226	$1,079	$1,052	$1,045	$1,038
AISC per ounce sold before hedging	$1,765	$1,438	$1,533	$1,300	$1,202
Realized derivative gains (losses) per ounce sold	24	28	25	19	(30)
AISC per ounce sold	$1,741	$1,410	$1,508	$1,281	$1,232

1. The 2020 financial results have not been restated and include Rosebel.

Figures may not be calculated based on amounts presented in this table due to rounding.

Related Party Transactions

The Company had non-interest bearing receivables from Yatela which were repaid during the year ended December 31, 2022.

Compensation of Key Management Personnel

Compensation breakdown for key management personnel, comprising of the Company's directors and executive officers, is as follows:

	2022	2021	2020
Salaries and other benefits	$5.8	$6.0	$5.7
Retirement benefits	2.4	0.3	6.1
Share-based payments	2.6	3.1	2.5
	$10.8	$9.4	$14.3

Shareholders' Equity

Number issued and outstanding (millions)	December 31, 2022	February 15, 2023
Common shares	479.0	479.0
Options[1]	4.7	4.7

1. Refer to note 26 of the consolidated financial statements for all outstanding equity awards.

IAMGOLD CORPORATION	31
Annual Management's Discussion and Analysis - December 31, 2022

QUARTERLY FINANCIAL REVIEW

	2022				2021
($ millions, except where noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	$207.2	$254.5	$232.1	$265.0	$206.4	$230.1	$220.4	$218.6
Net earnings (loss) from continuing operations	$(0.2)	$(43.5)	$(16.5)	$23.8	$(54.2)	$(57.8)	$4.4	$19.7
Net earnings from discontinued operations	$29.0	$(66.4)	$13.0	$8.0	$(149.8)	$(14.7)	$(4.7)	$2.0
Net earnings (loss) attributable to equity holders	$(3.8)	$(45.5)	$(22.2)	$16.0	$(51.9)	$(61.4)	$(0.1)	$17.6
Basic and diluted earnings (loss) per share attributable to equity holders	$(0.01)	$(0.09)	$(0.05)	$0.03	$(0.11)	$(0.13)	$-	$0.04
Diluted earnings (loss) attributable to equity holders per share ($/share)	$(0.01)	$(0.09)	$(0.05)	$0.03	$(0.11)	$(0.13)	$-	$0.04

In the third quarter 2022 and the fourth quarter 2021, net losses from discontinued operations were higher due to impairment charges recorded in respect of Rosebel.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Company's disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is communicated to senior management to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of the Company's disclosure controls and procedures, as defined under the rules of the Canadian Securities Administration, was conducted as at December 31, 2022, under the supervision of the Company's Disclosure Committee and with the participation of management. Based on the results of that evaluation, the Interim CEO and the Interim CFO concluded that the Company's disclosure controls and procedures were effective as at December 31, 2022, providing reasonable assurance that the information required to be disclosed in the Company's annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported in accordance with securities legislation.

Internal Control over Financial Reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of consolidated financial statements in compliance with IFRS as issued by the International Accounting Standards Board ("IASB"). The Company's internal control over financial reporting includes policies and procedures that:

• pertain to the maintenance of records that accurately and fairly reflect the transactions of the Company;

• provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS as issued by the IASB;

• ensure the Company's receipts and expenditures are made only in accordance with authorization of management and the Company's directors; and

• provide reasonable assurance regarding prevention or timely detection of unauthorized transactions that could have a material effect on the consolidated financial statements.

An evaluation of the effectiveness of the Company's internal control over financial reporting, including an evaluation of material changes that may have materially affected or are reasonably likely to have materially affected the internal controls over financial reporting based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, was conducted as of December 31, 2022 by the Company's management, including the Interim CEO and the Interim CFO. Based on this evaluation, management, including the Interim CEO and the Interim CFO, has concluded that the Company's internal control over financial reporting was effective as of December 31, 2022.

Limitations of Control and Procedures

The Company's management, including the Interim CEO and the Interim CFO, believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

IAMGOLD CORPORATION	32
Annual Management's Discussion and Analysis - December 31, 2022

CRITICAL JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The Company's management makes judgments in its process of applying the Company's accounting policies in the preparation of its consolidated financial statements. In addition, the preparation of financial data requires that the Company's management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company's assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company's assets and liabilities are accounted for prospectively.

The critical judgments, estimates and assumptions applied in the preparation of the Company's consolidated financial statements are reflected in note 3 of the Company's audited annual consolidated financial statements for the year ended December 31, 2022.

Qualified Person and Technical Information

The technical and scientific information relating to exploration activities disclosed in this document was prepared under the supervision of and verified and reviewed by Craig MacDougall, P.Geo., Executive Vice President, Growth, IAMGOLD. Mr. MacDougall is a "qualified person" as defined by NI 43-101.

Data verification involves data input and review by senior project geologists at site, scheduled weekly and monthly reporting to senior exploration management and the completion of project site visits by senior exploration management to review the status of ongoing project activities and data underlying reported results. All drilling results for exploration projects or supporting resource and reserve estimates referenced in this MD&A have been previously reported in news release disclosures either by the Company or the project operator as the case may be (see referenced news releases) and have been prepared in accordance with NI 43-101. The sampling and assay data from drilling programs are monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Drill core (HQ and NQ size) samples are selected by the project geologists and sawn in half with a diamond saw at the project site. Half of the core is typically retained at the site for reference purposes. Generally, sample intervals are 1.0 to 1.5 metres in length and reverse circulation holes are sampled at 1.0 metre intervals at the drill rig. Samples are prepared and analyzed at site for the Company's producing mines and at accredited regional laboratories for the Company's exploration projects, using analysis techniques such as standard fire assay with a 50 gram charge; fire assay with gravimetric finish, or LeachWELL rapid cyanide leach with fire assay with a 50 gram charge.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING DISCLOSURE OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

The mineral resource and reserve estimates contained in this report have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). These standards are similar to those used by the United States Securities and Exchange Commission (the "SEC") Industry Guide No. 7, as interpreted by SEC staff ("Industry Guide 7"). However, the definitions in NI 43-101 and the CIM Standards differ in certain respects from those under Industry Guide 7. Accordingly, mineral resource and reserve information contained in this report may not be comparable to similar information disclosed by United States companies. Under Industry Guide 7, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

As a result of the adoption of amendments to the SEC's disclosure rules (the "SEC Modernization Rules"), which more closely align its disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101 and the CIM Standards, and which became effective on February 25, 2019, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended definitions of "proven mineral reserves" and "probable mineral reserves" in its amended rules, with definitions that are substantially similar to those used in NI 43-101 and the CIM Standards. Issuers must begin to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021, though Canadian issuers that report in the United States using the Multijurisdictional Disclosure System ("MJDS") may still use NI 43-101 rather than the SEC Modernization Rules when using the SEC's MJDS registration statement and annual report forms.

United States investors are cautioned that while the SEC now recognizes "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under the SEC Modernization Rules, investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Under Canadian regulations, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in limited circumstances.

IAMGOLD CORPORATION	33
Annual Management's Discussion and Analysis - December 31, 2022

Investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports in this report are or will be economically or legally mineable. Further, "inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral resource will ever be upgraded to a higher category.

The mineral resource estimates contained in this MD&A have been prepared in accordance with NI 43-101 and Joint Ore Reserves Committee.

Lisa Ragsdale, P.Geo (Director, Mining Geology, IAMGOLD Corporation), is the QP responsible for the review and approval of all mineral resource estimates contained herein, as at December 31, 2022. Guy Bourque, Eng. (Director, Mining, IAMGOLD Corporation), is the QP responsible for the review and approval of all mineral reserve estimates contained herein, as at December 31, 2022.

The technical information has been included herein with the consent and prior review of the above noted QPs, who have verified the data disclosed, and data underlying the information or opinions contained herein.

NEW ACCOUNTING STANDARDS

For a discussion of new accounting standards adopted and new accounting standards issued but not yet effective that may impact the Company, refer to note 3 of the Company's consolidated financial statements.

RISKS AND UNCERTAINTIES

The Company is subject to various business, financial and operational risks that could materially adversely affect the Company's future business, operations and financial condition and could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described under the heading "Cautionary Statement Regarding Forward-Looking Information".

Readers of this MD&A should consider the information included or incorporated by reference in this document and the Company's consolidated financial statements and related notes for the year ended December 31, 2022. The nature of the Company's activities and the locations in which it operates mean that the Company's business generally is exposed to significant risk factors, known and unknown, many of which are beyond its control. Managing these risks is a key component of the Company's business strategy and is supported by a risk management culture and an effective enterprise risk management ("ERM") system. The Company's view of risks is not static. An important component of the ERM approach is to ensure key risks which are evolving or emerging are appropriately identified, managed and incorporated into existing ERM assessment, measurement, monitoring and reporting processes. These practices ensure management is forward looking in its assessment of risks. Identification of key risks occurs in the course of business activities, while pursuing business approved strategies and as part of the execution of risk oversight responsibilities at the Management and Board of Directors level.

The principal risks and uncertainties to the Company's business, financial condition, and results of operations that were identified by management as new or elevated in the fourth quarter 2022 are described above under "Market Risk" and below. Readers are cautioned that no ERM framework or system can ensure that all risks to the Company, at any point in time, are accurately identified, assessed, managed or effectively controlled and mitigated. As such, there may be additional new or elevated risks to the Company in the fourth quarter 2022 that are not described above under "Market Risk" or below.

For a comprehensive discussion of the risk factors that may affect the Company, its business operations and financial performance, refer to the risk disclosure contained in each of the Company's latest annual information form and supplemented by the consolidated financial statements and the MD&A for the quarters-ended March 31, 2022, June 30, 2022 and September 30, 2022 as filed with Canadian securities regulatory authorities at www.sedar.com and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov, which is hereby incorporated by reference herein.

Liquidity and Capital Resources

The proceeds of the recently completed sale of Rosebel mine and the anticipated proceeds of the sale of the Bambouk assets, coupled with the financing agreement announced with Sumitomo, are intended to meet the Company's remaining funding requirements for the completion of construction at the Côté Gold Project. Should the Bambouk asset sale transaction not close, or should Sumitomo not fund then the remaining commitment under the funding agreement, the Company will require additional financing to complete the construction of the Côté gold project.

Any limitation on the transfer of cash or other assets between the parent corporation and its subsidiaries and foreign entities, control over cash repatriation, as well as requests by local governments to sell gold from operations locally, could restrict the Company's ability to fund its operations effectively, and the Company may be required to use other sources of funds for these objectives.

The availability of capital to the Company and the cost of capital are subject to general economic conditions and lender and investor interest in the Company and its projects. The cost of capital has increased in 2022 due to the ongoing conflict in Ukraine and related inflationary and market pressures. There can be no certainty that the Company will be successful in obtaining additional financing arrangements or any extension of or amendments to its current financing arrangements on terms and/or conditions that are favourable to the Company, or at all, should the Company require additional financing.

The inability of the Company to increase its liquidity and capital resources, if needed, could have a material adverse effect on its business, financial condition and results of operations.

IAMGOLD CORPORATION	34
Annual Management's Discussion and Analysis - December 31, 2022

Project Execution

Construction costs and the estimated period to complete a project can be impacted by a wide variety of factors, many of which are beyond the control of the Company. The capital expenditures and time period required to complete the construction of Côté Gold are considerable and changes in costs due to inflation, labour availability and productivity, the availability of equipment and materials, weather, market conditions or other events that impact construction and commissioning schedules can negatively affect the estimated timing and cost to complete the project and the Company and may have a material adverse effect on the Company's business operations, liquidity and capital resources. Additionally, certain cost containment or reduction initiatives that are in place may not be sustainable over a longer period of time.

Cost Management

Inflation continues to be at high levels recorded in decades in Canada and globally. Inflation is predominantly driven by the cost of goods as input costs continue to increase combined with elevated energy prices. Any inability to contain operating costs such as labour, energy, fuel and consumables, or any increase in royalties and taxation, can negatively impact the Company's earnings and cash flow and may have a material adverse effect on the Company's business operations, liquidity and capital resources. Additionally, certain cost containment or reduction initiatives that are in place may not be sustainable over a longer period of time.

Security and Political Instability

The political and security environment in Burkina Faso deteriorated over the course of 2022, and remains volatile, particularly in the Sahel region where the Company's Essakane mine is located. The country experienced military coups in January 2022 and in September 2022. There have been militant attacks on the supply chain and transit routes over the course of 2022. Mining activities were affected in 2022 as a result of the deteriorating security environment. The Company continues to adjust its operating activities in response to the prevailing security situation, as the safety and security of the Company's personnel and physical assets are of paramount concern.

There is an elevated risk to the Company's operations, assets, financial results and personnel in Burkina Faso for the foreseeable future. Supply chains and transit routes on national roads remain particularly exposed to elevated risks of further militant attacks. An actual, potential or threatened terrorist attack on our operations and/or personnel and/or supplies on travel routes could have a material adverse effect on the Company's business, operations, liquidity and capital resources.

The Company's operations at Essakane are expected to account for all of the Company's positive mine site free cash flow in 2023. Any adverse condition affecting mining, processing conditions, labour relations, supply chain, or taxation could have a material adverse effect on the Company's business, operations, liquidity and capital resources.

NON-GAAP1 FINANCIAL MEASURES

The Company uses certain non-GAAP financial measures in its MD&A which are described in the following section. The Company believes that, in addition to conventional financial measures prepared in accordance with IFRS, certain investors use these non-GAAP financial measures to assess the performance of the Company. These non-GAAP financial measures do not have any standardized meaning prescribed by IFRS, may not be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The definitions of these measures, the reconciliation to the amounts presented in the consolidated financial statements, and the reasons for the presentation of these measures are included below. The non-GAAP financial measures are consistent with those presented previously and there have been no changes to the basis of calculation, except for the change to the presentation of cash cost per ounce sold described in more detail below.

Average Realized Gold Price per Ounce Sold - continuing operations

Average realized gold price per ounce sold is intended to enable management to understand the average realized price of gold sold in each reporting period after removing the impact of non-gold revenues and by-product credits, which, in the Company's case, are not significant and to enable investors to understand the Company's financial performance based on the average realized proceeds of selling gold production in the reporting period.

($ millions, continuing operations, except where noted)	Q4 2022	Q4 2021	2022	2021	2020[4]
Revenues	$207.2	$206.4	$958.8	$875.5	$1,241.7
By-product credits and other revenues	(0.6)	(0.4)	(2.9)	(1.3)	(3.1)
Gold revenues	$206.6	$206.0	$955.9	$874.2	$1,238.6
Sales (000s oz) - 100%	126	114	555	487	696
Average realized gold price per ounce[1,2,3] ($/oz)	$1,639	$1,794	$1,721	$1,793	$1,778

1. Average realized gold price per ounce sold may not be calculated based on amounts presented in this table due to rounding.

2. Average realized gold price per ounce sold is calculated based on sales from the Company's Westwood and Essakane mines.

3. Average realized gold price per ounce sold includes 37,500 ounces (150,000 ounces for the year) at $1,500 per ounce as delivered in accordance with the 2019 Prepay Arrangement.

4. The 2020 financial results have not been restated and include Rosebel.

__________________________

1. GAAP - Generally accepted accounting principles.

IAMGOLD CORPORATION	35
Annual Management's Discussion and Analysis - December 31, 2022

Cash Costs, Cash Costs per Ounce Sold, AISC and AISC per Ounce Sold

The Company reports cash costs, cash costs per ounce sold, AISC and AISC per ounce sold in order to provide investors with information about key measures used by management to monitor performance of mine sites in commercial production and its ability to generate positive cash flow.

Cash costs include mine site operating costs such as mining, processing, administration, royalties, production taxes and realized derivative gains or losses, exclusive of depreciation, reclamation, capital expenditures and exploration and evaluation costs. AISC include cost of sales exclusive of depreciation expense, sustaining capital expenditures, which are required to maintain existing operations, capitalized exploration, sustaining lease principal payments, environmental rehabilitation accretion and depreciation, by-product credits and corporate general and administrative costs. These costs are then divided by the Company's attributable gold ounces sold by mine sites in commercial production in the period to arrive at the cash costs per ounce sold and the AISC per ounce sold. The Company reports the AISC measure with and without a deduction for by-product credits and reports the measure for the Essakane, Rosebel and Westwood mines.

Prior to the first quarter 2022, for cash costs, the Company excluded costs related to certain taxes and permits, provisions, prior period operating costs and community development. Commencing with the first quarter 2022, these costs are no longer excluded. These changes have been completed in order to better align with peer companies. All comparative periods have been restated and updated accordingly.

The following table provides a reconciliation of cash costs and cash costs per ounce sold on an attributable basis to cost of sales as per the consolidated statements.

($ millions, continuing operations, except where noted)	Q4 2022	Q4 2021	2022	2021	2020[5]
Cost of sales	$187.2	$249.1	$810.9	$813.3	$991.4
Depreciation expense[1]	(43.7)	(83.6)	(240.5)	(264.2)	(256.7)
Cost of sales[1], excluding depreciation expense	$143.5	$165.5	$570.4	$549.1	$734.7
Adjust for:
Stockpiles and finished goods adjustment	9.5	(42.9)	9.5	(42.9)	-
Other mining costs	(0.5)	(0.3)	(2.8)	(1.3)	(5.6)
Revised estimate for the water tax settlement	-	-	-	-	(7.2)
Cost attributed to non-controlling interests[2]	(11.3)	(9.3)	(44.0)	(42.8)	(51.6)
Cash costs - attributable	$141.2	$113.0	$533.1	$462.1	$670.3
Total gold sales (000 oz) - attributable	115	105	506	442	646
Cash costs[4] ($/oz sold) - attributable	$1,226	$1,079	$1,052	$1,045	$1,038
Cash costs Rosebel - attributable	$73.2	$70.6	$266.6	$228.0
Gold sales Rosebel (000 oz) - attributable	68	47	215	148
Total cash costs[4] all operations - attributable	$214.4	$183.6	$799.7	$690.1	$670.3
Total gold sales[3] all operations (000 oz) - attributable	183	152	721	590	646
Cash costs[4] all operations ($/oz sold) - attributable	$1,173	$1,213	$1,109	$1,170	$1,038

1. As per note 36 of the consolidated financial statements for cost of sales and depreciation expense.

2. Adjustments for the consolidation of Essakane (90%) to its attributable portion of cost of sales.

3. Consists of Essakane, Rosebel and Westwood on an attributable basis of 90%, 95% and 100%, respectively.

4. Cash costs per ounce sold may not be calculated based on amounts presented in this table due to rounding.

5. The 2020 financial results have not been restated and include Rosebel.

IAMGOLD CORPORATION	36
Annual Management's Discussion and Analysis - December 31, 2022

The following table provides a reconciliation of AISC and AISC per ounce sold on an attributable basis to cost of sales as per the consolidated financial statements.

($ millions, continuing operations, except where noted)	Q4 2022	Q4 2021	2022	2021	2020[7]
Cost of sales	$187.2	$249.1	$810.9	$813.3	$991.4
Depreciation expense[1]	(43.7)	(83.6)	(240.5)	(264.2)	(256.7)
Cost of sales[1], excluding depreciation expense	$143.5	$165.5	$570.4	$549.1	$734.7
Adjust for:
Sustaining capital expenditures[1]	50.6	28.1	190.4	63.2	79.1
Corporate general and administrative costs[2]	11.0	6.8	48.3	38.2	45.1
Stockpiles and finished goods adjustment	9.5	(42.9)	9.5	(42.9)	-
Other costs[3]	1.6	1.7	5.5	7.3	0.6
Revised estimate for the water tax settlement	-	-	-	-	(7.2)
Cost attributable to non-controlling interests[4]	(15.7)	(11.8)	(60.3)	(48.7)	(57.0)
AISC - attributable	$200.5	$147.4	$763.8	$566.2	$795.3
Total gold sales (000s oz) - attributable	115	105	506	442	646
AISC[6] ($/oz sold) - attributable	$1,741	$1,410	$1,508	$1,281	$1,232
AISC excluding by-product credits[6] ($/oz sold) - attributable	$1,746	$1,413	$1,513	$1,284	$1,236
AISC Rosebel - attributable	$105.2	$85.2	$376.3	$274.4
Gold sales Rosebel (000s oz) - attributable	68	47	215	148
AISC all operations - attributable	$305.7	$232.6	$1,140.1	$840.6	$795.3
Total gold sales[5] all operations (000s oz) - attributable	183	152	721	590	646
AISC[6] all operations ($/oz sold) - attributable	$1,672	$1,537	$1,581	$1,426	$1,232
AISC all operations excluding by-product credits[6] ($/oz sold) - attributable	$1,675	$1,540	$1,585	$1,428	$1,236

1. As per note 36 of the consolidated financial statements for cost of sales and depreciation expense.

2. Corporate general and administrative costs exclude depreciation expense.

3. Other costs include sustaining lease principal payments, environmental rehabilitation accretion and depletion, prior period operating costs, partially offset by by- product credits.

4. Adjustments for the consolidation of Essakane (90%) to its attributable portion of cost of sales.

5. Consists of Essakane, Rosebel and Westwood on an attributable basis of 90%, 95% and 100%, respectively.

6. AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

7. The 2020 financial results have not been restated and include Rosebel.

The Company presents its sustaining capital expenditures in its AISC to reflect the capital related to producing and selling gold from its mine operations. The distinctions between sustaining and expansion capital used by the Company align with the guidelines set out by the World Gold Council. Expansion capital is capital expenditures incurred at new projects and capital expenditures related to major projects or expansion at existing operations where these projects will materially benefit the operations. Starting in 2022, a higher portion of stripping costs are categorized as sustaining capital versus expansion capital, due to the particular areas that are scheduled to be mined and the stage of the life of mine aligning with Word Gold Council guidelines. This non-GAAP financial measure provides investors with transparency regarding the capital expenditures required to support the ongoing operations at its mines, relative to its total capital expenditures.

($ millions, except where noted)	Q4 2022	Q4 2021	2022	2021	2020[1]
Capital expenditures for property, plant and equipment	$187.5	$200.8	$742.7	$525.2	$292.1
Capital expenditures for exploration and evaluation assets	0.7	0.3	1.9	1.9	0.6
	$188.2	$201.1	$744.6	$527.1	$292.7
Capital expenditures - sustaining	50.6	28.1	190.4	63.2	79.1
Capital expenditures - expansion	$137.6	$173.0	$554.2	$463.9	$213.6

1. The 2020 financial results have not been restated and include Rosebel.

IAMGOLD CORPORATION	37
Annual Management's Discussion and Analysis - December 31, 2022

($ millions, except where noted)	Q4 2022	Q4 2021	2022	2021	2020[1]
Essakane	$42.4	$22.9	$158.8	$51.2	$37.3
Rosebel	-	-	-	-	29.3
Westwood	7.8	5.1	30.3	11.4	11.7
	$50.2	$28.0	$189.1	$62.6	$78.3
Corporate	0.4	0.1	1.3	0.6	0.8
Capital expenditures - sustaining	$50.6	$28.1	$190.4	$63.2	$79.1

1. The 2020 financial results have not been restated and include Rosebel.

($ millions, except where noted)	Q4 2022	Q4 2021	2022	2021	2020[1]
Essakane	$1.3	$24.1	$3.8	$84.4	$76.4
Rosebel	-	-	-	-	38.5
Westwood	2.1	0.3	4.8	2.9	9.5
	$3.4	$24.4	$8.6	$87.3	$124.4
Côté Gold (70%)	132.1	142.6	531.7	343.0	73.1
Boto Gold	2.1	6.0	13.9	33.6	16.1
Capital expenditures - expansion	$137.6	$173.0	$554.2	$463.9	$213.6

1. The 2020 financial results have not been restated and include Rosebel.

EBITDA and Adjusted EBITDA

EBITDA (earnings before income taxes, depreciation and amortization of finance costs), is an indicator of the Company's ability to produce operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures.

Adjusted EBITDA represents EBITDA excluding certain impacts such as changes in estimates of asset retirement obligations at closed sites, unrealized (gain) loss on non-hedge derivatives, impairment charges and reversal of impairment charges, write- down of assets and foreign exchange (gain) loss which are non-cash items and certain cash items that are non-recurring or temporary in nature as such items are not indicative of recurring operating performance. Management believes this additional information is useful to investors in understanding the Company's ability to generate operating cash flow by excluding from the calculation these non-cash amounts and cash amounts that are not indicative of the recurring performance of the underlying operations for the periods presented.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to the consolidated financial statements:

IAMGOLD CORPORATION	38
Annual Management's Discussion and Analysis - December 31, 2022

($ millions, except where noted)	Q4 2022	Q4 2021	2022	2021	2020[2]
Earnings (loss) before income taxes - continuing operations	$10.8	$(56.7)	$41.7	$(54.5)	$98.8
Add:
Depreciation	44.0	84.0	242.0	265.9	258.2
Finance costs	3.0	(10.6)	8.6	5.2	23.3
EBITDA - continuing operations	$57.8	$16.7	$292.3	$216.6	$380.3
Adjusting items:
Unrealized (gain) loss on non-hedge derivatives	(25.3)	(2.6)	(1.4)	8.0	49.1
Write-down of assets	1.9	2.4	2.0	3.7	2.0
NRV write-down of stockpiles/finished goods	(7.3)	47.2	(1.3)	55.0	-
Foreign exchange (gain) loss	(10.9)	(0.6)	5.0	6.0	(2.2)
Gain on sale of royalties	-	-	-	(45.9)	-
Covid-19 expenses, net of subsidy[1]	-	0.5	-	3.1	22.0
Care and maintenance costs at Westwood	-	-	-	24.5	19.8
Fair value of deferred consideration from sale of Sadiola	(0.5)	(4.6)	(0.7)	(4.6)	-
Impairment charge (reversal)	17.1	15.0	17.1	15.0	(45.8)
Gain on sale of investment in INV Metal Inc.	-	-	-	(16.1)	-
Changes in estimates of asset retirement obligations at closed sites	6.1	0.3	1.6	40.7	6.1
Other	-	-	(1.2)	1.0	19.1
Adjusted EBITDA - continuing operations	$38.9	$74.3	$313.4	$307.0	$450.4
Including discontinued operations:
EBITDA - discontinued operations	$47.6	$(210.1)	$8.1	$(189.5)
Adjusted items:
Unrealized (gain) loss on non-hedge derivatives	2.7	9.0	(5.5)	5.9
Write-down of stockpile/finished goods	-	23.1	5.8	38.3
Impairment charge (reversal)	(5.7)	190.1	110.1	190.1
Foreign exchange (gain) loss	(0.1)	1.4	(0.4)	-
Insurance recoveries and other	-	-	-	(10.2)
COVID-19 expenses[1]	-	1.9	-	12.9
Write-down of assets	0.2	0.3	2.5	1.2
EBITDA - all operations	$105.4	$(193.4)	$300.4	$27.1	$380.3
Adjusted EBITDA - all operations	$83.6	$90.0	$434.0	$355.7	$450.4

1. COVID-19 expenses included in operating costs for 2022 financial year.

2. The 2020 financial results have not been restated and include Rosebel.

Adjusted Net Earnings (Loss) Attributable to Equity Holders

Adjusted net earnings attributable to equity holders represents net earnings (loss) attributable to equity holders excluding certain impacts, net of taxes, such as changes in estimates of asset retirement obligations at closed sites, unrealized (gain) loss on non- hedge derivatives and warrants, impairment charges and reversal of impairment charges, write-down of assets and foreign exchange (gain) loss which are non-cash items and certain cash items that are non-recurring or temporary in nature as such items are not indicative of recurring operating performance. This measure is not necessarily indicative of net earnings (loss) or cash flows as determined under IFRS. Management believes this measure better reflects the Company's performance for the current period and is a better indication of its expected performance in future periods. As such, the Company believes that this measure is useful to investors in assessing the Company's underlying performance. The following table provides a reconciliation of earnings (loss) before income taxes and non-controlling interests as per the consolidated statements of earnings (loss) of $10.8 million, to adjusted net earnings (loss) attributable to equity holders of the Company of $(9.0) million in the fourth quarter 2022.

IAMGOLD CORPORATION	39
Annual Management's Discussion and Analysis - December 31, 2022

($ millions, except where noted)	Q4 2022	Q4 2021	2022	2021	2020[2]
Earnings (loss) before income taxes and non-controlling interests - continuing operations	$10.8	$(56.7)	$41.7	$(54.5)	$98.8
Adjusting items:
Unrealized loss on non-hedge derivatives	(25.3)	(2.6)	(1.4)	8.0	49.1
Write-down of assets	1.9	2.4	2.0	3.7	2.0
NRV write-down of stockpiles/finished goods	(14.7)	79.9	(8.2)	88.5	-
Foreign exchange loss	(10.9)	(0.6)	5.0	6.0	(2.2)
Gain on sale of royalties	-	-	-	(45.9)	-
Covid-19 expenses, net of subsidy[1]	-	0.5	-	3.1	22.0
Care and maintenance costs at Westwood	-	-	-	24.5	19.8
Fair value of deferred consideration from sale of Sadiola	(0.5)	(4.6)	(0.7)	(4.6)	-
Impairment charge (reversal)	17.1	15.0	17.1	15.0	(45.8)
Gain on sale of investment in INV Metal Inc.	-	-	-	(16.1)	-
Changes in estimates of asset retirement obligations at closed sites	6.1	0.3	1.6	40.7	6.1
Other	-	-	(1.2)	1.0	19.1
Adjusted earnings (loss) before income taxes and non- controlling interests - continuing operations	$(15.5)	$33.6	$55.9	$69.4	$168.9
Income taxes	(11.0)	2.5	(78.1)	(33.4)	(44.1)
Tax on foreign exchange translation of deferred income tax balances	24.7	15.6	9.0	11.2	(12.1)
Tax impact of adjusting items	(3.6)	(17.7)	(3.3)	(14.3)	(8.8)
Non-controlling interests	(3.6)	2.3	(19.1)	(7.9)	(16.2)
Adjusted net earnings (loss) attributable to equity holders - continuing operations	$(9.0)	$36.3	$(35.6)	$25.0	$87.7
Adjusted net earnings (loss) per share attributable to equity holders - continuing operations	$(0.02)	$0.08	$(0.07)	$0.05	$0.19
Including discontinued operations:
Net earnings (loss) before income tax and non-controlling interest - discontinued operations	$43.0	$(235.9)	$(37.0)	$(265.1)
Adjusted items:
Unrealized (gain) loss on non-hedge derivatives	2.7	9.0	(5.5)	5.9
NRV write-down of stockpiles/finished goods	-	31.3	8.0	50.1
Impairment charge (reversal)	(5.7)	190.1	110.1	190.1
Foreign exchange (gain) loss	(0.1)	1.4	(0.4)	-
Insurance recoveries	-	-	-	(10.2)
Covid-19 expenses, net of subsidy[1]	-	1.9	-	12.9
Write-down of assets	0.2	0.3	2.5	1.2
Adjusted earnings (loss) before income taxes and non- controlling interests - discontinued operations	$40.1	$(1.9)	$77.7	$(15.1)
Income taxes	(14.0)	86.1	20.6	97.9
Tax impact of adjusting items	0.7	(83.8)	(41.8)	(89.6)
Non-controlling interests	(1.2)	7.6	1.8	8.6
Adjusted net earnings (loss) attributable to equity holders - discontinued operations	$25.6	$8.0	$58.3	$1.8
Adjusted net earnings (loss) per share attributable to equity holders - discontinued operations	$0.05	$0.02	$0.12	$-
Adjusted net earnings (loss) attributable to equity holders - all operations	$16.6	$44.3	$22.7	$26.8	$87.7
Adjusted net earnings (loss) per share attributable to equity holders - all operations	$0.03	$0.09	$0.05	$0.06	$0.19
Basic weighted average number of common shares outstanding (millions)	479.0	476.9	478.6	476.5	472.6

1. COVID-19 expenses included in operating costs for 2022 financial year.

2. The 2020 financial results have not been restated and include Rosebel.

IAMGOLD CORPORATION	40
Annual Management's Discussion and Analysis - December 31, 2022

Net Cash from Operating Activities before Changes in Working Capital

The Company makes reference to net cash from operating activities before changes in working capital which is calculated as net cash from operating activities less non-cash working capital items and non-current ore stockpiles. Working capital can be volatile due to numerous factors, including a build-up or reduction of inventories. Management believes that this non-GAAP measure, which excludes these non-cash items, provides investors with the ability to better evaluate the operating cash flow performance of the Company.

The following table provides a reconciliation of net cash from operating activities before changes in working capital to net cash from operating activities:

($ millions, except where noted)	Q4 2022	Q4 2021	2022	2021	2020[1]
Net cash from operating activities - continuing operations	$12.3	$52.7	$257.6	$257.8	$347.6
Adjusting items from non-cash working capital items and non- current ore stockpiles
Receivables and other current assets	31.6	5.0	36.9	(16.7)	24.4
Inventories and non-current ore stockpiles	7.7	10.7	32.6	23.1	3.4
Accounts payable and accrued liabilities	(15.4)	(5.1)	(28.9)	(8.2)	(7.3)
Net cash from operating activities before changes in working capital - continuing operations	36.2	63.3	298.2	256.0	368.1
Net cash from operating activities before changes in working capital - discontinued operations	45.7	12.7	120.3	37.0
Net cash from operating activities before changes in working capital	$81.9	$76.0	$418.5	$293.0	$368.1

1. The 2020 financial results have not been restated and include Rosebel.

Mine-Site Free Cash Flow

Mine-site free cash flow is calculated as cash flow from mine-site operating activities less mine-site related property, plant and equipment expenditures. The Company believes this measure is useful to investors in assessing the Company's ability to operate its mine sites without reliance on additional borrowing or usage of existing cash.

($ millions, except where noted)	Q4 2022	Q4 2021	2022	2021	2020[1]
Net cash from operating activities - continuing operations	$12.3	$52.7	$257.6	$257.8	$347.6
Add:
Operating cash flow used by non-mine site activities	19.4	26.2	107.3	91.7	78.3
Cash flow from operating mine-sites - continuing operations	31.7	78.9	364.9	349.5	425.9
Capital expenditures - continuing operations	188.2	201.1	744.6	527.1	292.7
Less:
Capital expenditures from construction and development projects and corporate	(134.6)	(148.7)	(546.9)	(377.2)	(90.0)
Capital expenditures from operating mine-sites - continuing operations	53.6	52.4	197.7	149.9	202.7
Mine-site cash flow - continuing operations	(21.9)	26.5	167.2	199.6
Cash flow from discontinued mine-sites	54.5	14.7	151.2	27.3
Capital expenditures from discontinued operations	(32.4)	(30.4)	(130.8)	(98.6)
Mine-site cash flow - discontinued operations	22.1	(15.7)	20.4	(71.3)
Total mine-site free cash flow	$0.2	$10.8	$187.6	$128.3	$223.2

1. The 2020 financial results have not been restated and include Rosebel.

IAMGOLD CORPORATION	41
Annual Management's Discussion and Analysis - December 31, 2022

Liquidity and Net Cash (Debt)

Liquidity is defined as cash and cash equivalents, short-term investments and the credit available under the Credit Facility. Net cash (debt) is calculated as cash, cash equivalents and short-term investments less long-term debt, lease liabilities and the drawn portion of the Credit Facility. The Company believes this measure provides investors with additional information regarding the liquidity position of the Company.

	December 31	December 31	December 31
($ millions, continuing operations, except where noted)	2022	2021	2020
Cash and cash equivalents	$407.8	$544.9	$941.5
Short-term investments	-	7.6	6.0
Available Credit Facility	26.6	498.3	498.3
Liquidity	$434.4	$1,050.8	$1,445.8

	December 31	December 31	December 31
($ millions, continuing operations, except where noted)	2022	2021	2020
Cash and cash equivalents	$407.8	$544.9	$941.5
Short-term investments	-	7.6	6.0
Lease liabilities	(73.8)	(65.6)	(66.8)
Long-term debt[1]	(921.2)	(468.9)	(478.2)
Drawn letters of credit issued under Credit Facility	(18.4)	(1.7)	(1.7)
Net cash (debt)	$(605.6)	$16.3	$400.8

1. Includes principal amount of the Notes of $450.0 million, Credit Facility of $455.0 million and equipment loans of $16.2 million (December 31, 2021 - $450 million, $nil and $18.9 million, respectively and December 31, 2020 - $450 million, $nil and $28.2 million, respectively). Excludes deferred transaction costs and embedded derivative on the Notes.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All information included in this MD&A, including any information as to the Company's future financial or operating performance and other statements that express management's expectations or estimates of future performance, including statements in respect of the prospects and/or development of the Company's projects, other than statements of historical fact, constitutes forward-looking information or forward-looking statements within the meaning of applicable securities laws (collectively referred to herein as "forward-looking statements") and such forward-looking statements are based on expectations, estimates and projections as of the date of this MD&A. For example, forward-looking statements in this MD&A include, without limitation, those under the headings "Outlook", "Quarterly Updates", "Exploration", "Liquidity and Capital Resources" and "Market Trends" and include, but are not limited to, statements with respect to: the estimation of mineral reserves and mineral resources and the realization of such estimates; operational and financial performance including the Company's guidance for and actual results of production, costs and capital and other expenditures such as exploration and including depreciation expense and effective tax rate; the expected costs and schedule to complete construction of the Côté Gold project; the updated life-of-mine plan, ramp up assumptions and other project metrics including operating costs in respect to the Côté Gold project; expected benefits from the operational improvements and de-risking strategies implemented or to be implemented by the Company; mine development activities; the Company's capital allocation; the composition of the Company's portfolio of assets including its operating mines, development and exploration projects; requirements for additional capital and the ability to achieve the successful completion of one or more financing alternatives; the implementation of a fully funded financing plan to facilitate the completion of the construction of the Côté Gold project on the updated schedule and costs estimates; the completion of the sale of the Bambouk assets; permitting timelines and the expected receipt of permits; the impacts of COVID-19; the impacts of the war in Ukraine; inflation; global supply chain constraints; the ability to secure alternative sources of consumables of comparable quality and on reasonable terms; workforce and contractor availability, labour costs and other labour impacts including arising from expected collective bargaining processes and arrangements; the impacts of weather; the future price of gold and other commodities; foreign exchange rates and currency fluctuations; impairment assessments and assets carrying values estimates; safety and security concerns in the jurisdictions in which the Company operates and the impact thereof on the Company's operational and financial performance and financial condition; and government regulation of mining operations. Forward-looking statements are generally identifiable by the use of words such as "may", "will", "should", "continue", "expect", "budget", "forecast", "anticipate", "estimate", "believe", "intend", "plan", "schedule", "guidance", "outlook", "potential", "seek", "targets", "cover", "strategy", or "project" or the negative of these words or other variations on these words or comparable terminology.

The Company cautions the reader that forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, financial, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them. Forward-looking statements are also based on numerous material factors and assumptions, including as described in this MD&A, including with respect to: the Company's present and future business strategies; operations performance within expected ranges; anticipated future production and cash flows; local and global economic conditions and the environment in which the Company will operate in the future; the price of gold, copper, silver and other key commodities; projected mineral grades; international exchanges rates; anticipated capital and operating costs; the availability and timing of required governmental and other approvals for the construction of the Company's projects.

IAMGOLD CORPORATION	42
Annual Management's Discussion and Analysis - December 31, 2022

Risks, uncertainties, contingencies and other factors that could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements include, without limitation: the failure to close the expected sale of the Bambouk assets, because of the failure to receive regulatory or any other approval, satisfy any condition precedent or otherwise, and the Company not receiving the expected material cash consideration as an essential part of the comprehensive financing package being pursued to fund the significant shortfall in funding the development and construction of the Côté Gold project and other material near-term liquidity needs, the Company's business strategies and its ability to execute thereon; security risks, including civil unrest, war or terrorism and disruptions to the Company's supply chain as a result of such security risks, particularly in Burkina Faso and the Sahel region surrounding the Company's Essakane mine; the ongoing impacts of COVID-19 (and its variants) and the war in Ukraine on the Company and its workforce, the availability of labour and contractors, key inputs for the Company and global supply chains; the volatility of the Company's securities; litigation; contests over title to properties, particularly title to undeveloped properties; mine closure and rehabilitation risks; management of certain of the Company's assets by other companies or joint venture partners; the lack of availability of insurance covering all of the risks associated with a mining company's operations; unexpected geological conditions; increasing competition in the mining sector; the profitability of the Company being highly dependent on the condition and results of the mining industry as a whole, and the gold mining industry in particular; changes in the global prices for gold, and commodities used in the operation of the Company's business (such as diesel and electricity); consolidation in the gold mining industry; legal, litigation, legislative, political or economic risks and new developments in the jurisdictions in which the Company carries on business; government actions taken in response to COVID-19, including new variants of COVID-19, and any worsening thereof; changes in taxes, including mining tax regimes; the failure to obtain in a timely manner from authorities key permits, authorizations or approvals necessary for exploration, development or operation, operating or technical difficulties in connection with mining or development activities, including geotechnical difficulties and major equipment failure, the inability to participate in any gold price increase above the cap in any collar transaction entered into in conjunction with a gold sale prepayment arrangement; the availability of capital; the level of liquidity and capital resources; access to capital markets and financing; the Company's level of indebtedness; the Company's ability to satisfy covenants under its credit facilities; movements in interest rates; adverse changes in the Company's credit rating; the Company's choices in capital allocation; effectiveness of the Company's ongoing cost containment efforts; the ability to execute on the Company's de- risking activities and measures to improve operations; risks related to third-party contractors, including reduced control over aspects of the Company's operations and/or the failure and/or the effectiveness of contractors to perform; risks arising from holding derivative instruments; changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; capital and currency controls in foreign jurisdictions; assessment of carrying values for the Company's assets, including the ongoing potential for material impairment and/or write-downs of such assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; the fact that reserves and resources, expected metallurgical recoveries, capital and operating costs are estimates which may require revision; the presence of unfavourable content in ore deposits, including clay and coarse gold; inaccuracies in life of mine plans; failure to meet operational targets; equipment malfunctions; information systems security threats and cybersecurity; laws and regulations governing the protection of the environment; employee relations and labour disputes; the maintenance of tailings storage facilities and the potential for a major spill or failure of the tailings facilities due to uncontrollable events, lack of reliable infrastructure, including access to roads, bridges, power sources and water supplies; physical and regulatory risks related to climate change; unpredictable weather patterns and challenging weather at mine sites; attraction and retention of key employees and other qualified personnel; availability and increasing costs associated with mining inputs and labour, negotiations with respect to new, reasonable collective labour agreements may not be agreed to; the availability of qualified contractors and the ability of contractors to timely complete projects on acceptable terms; the relationship with the communities surrounding the Company's operations and projects; indigenous rights or claims; illegal mining; the potential direct or indirect operational impacts resulting from external factors, including infectious diseases or pandemics, such as the COVID-19 outbreak; and the inherent risks involved in the exploration, development and mining business generally. Please see the Company's AIF or Form 40-F available on www.sedar.com or www.sec.gov/edgar.shtml for a comprehensive discussion of the risks faced by the Company and which may cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by forward-looking statements.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

IAMGOLD CORPORATION	43
Annual Management's Discussion and Analysis - December 31, 2022